14008566

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Received SEC

NOV 19 2014

Washington, DC 20549

FORM 1-A/A

Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ManeGain, Inc.

(Formerly: "Austin Medical Technologies, Inc.")

Commission File Number: 0001603860

Texas

UNITED STATES:
ManeGain, Inc.
12400 West Highway 71
Suite 350-256
Austin, Texas 78738
Phone: (877) 573-4769

8099– Health and Allied Services, Not Elsewhere Classified	**26-046894**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Barry Thornton ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chairman of the Board, Chief Technology Officer
Mr. Jeffrey Fry ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chief Executive Officer & Chief Financial Officer
Mr. Michael Schwartz ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Chief Operations Officer
Ms. Lauren Elliot ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738	Executive Vice President

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the ManeGain, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Barry Thornton (1) (2)	Preferred Common	0% 21%
Mr. Jeffrey Fry (3) (4)	Preferred Common	0% 21%
Mr. Michael Schwartz (5) (6)	Preferred Common	0% 21%

(1) Mr. Barry Thornton is the Chairman of the Board and Chief Technology Officer of ManeGain, Inc.
(2) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738
(3) Mr. Jeffrey Fry is the Chief Executive Officer & Chief Financial Officer of ManeGain, Inc.
(4) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738
(5) Mr. Michael Schwartz is the Chief Operations Officers of ManeGain, Inc.
(6) Address: ManeGain, Inc, 12400 Highway 71, Suite 350-256, Austin, Texas 78738

(f) Promoters of the issuer

ManeGain, Inc.
(Formerly: Austin Medical Technologies, Inc.)
12400 West Hwy 71, Suite 350-256
Austin, Texas 78738
Phone: (877) 573-4769
http://www.ManeGain.com
Email: JXF@MAINEGAIN.COM

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no legal counsel or underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to ManeGain, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

None

Item 6. Other Present or Proposed Offerings.

The issuer is presently offering the same shares offered in this offering to non-U.S. residents through a Regulation S Offering.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

REMAINDER OF PAGE LFET BLANK INTENTIONALLY

ManeGain, Inc.

(Formerly: "Austin Medical Technologies, Inc.")

Corporate:

ManeGain, Inc.

12400 West Highway 71, Suite 350-256

Austin, Texas 78738

(512) 320-9290

Copy to:

ManeGain, Inc.

C/O: Alternative Securities Markets Group Corporation

9107 Wilshire Blvd., Suite 450

Beverly Hills, California 90210

(213) 407-4386

Best Efforts Offering of 1,000,000 Shares of Common Stock

Price Per Share of Common Stock: $3.50

See: Details of the Offering

Maximum Offering: 1,000,000 Shares of Common Stock

DATED: November 9th, 2014

Investing in the Company's Shares of Common Stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering ONE MILLION SHARES OF COMMON STOCK (the "Securities") at a fixed price of $3.50 per Share of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Currently there are THREE MILLION SEVEN HUNDRED FIFTY THOUSAND Shares of Common Stock issued and outstanding. Each Share of Common Stock entitles the Shareholder to one (1) vote on each matter submitted to vote of the Company's Shareholders, including the election of Directors. There is no cumulative voting. Subject to the preferences that may be applicable to any outstanding preferred stock, our Shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions related to the Common Stock. In the event of liquidation, dissolution or winding up of the Company, our Shareholders are entitled to Share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $3.50 per Share of Common Stock. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after the $1,000,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Determination of Offering Price: The price of the Common Stock has been arbitrarily determined in order for the Company to raise up to a total of $3,500,000 through this offering. The Offering Price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

- The Company's lack of an operating history;
- The proceeds to be raised by this Offering;
- The amount of capital to be contributed by purchasers in this offering, the amount of capital contributed by purchasers of previous offerings, and the amount of stock to be retained by our existing Stockholders, and;
- The Company's relative cash requirements

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Common Stock Shares 001 – 1,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	———	$3.50	$0.00	$3.50
Total Minimum	285,715	$3.50	$0.00	$1,000,002.50
Total Maximum	1,000,000	$3,50,000.00	$0.00	$3,500,000.00

1) We are offering a maximum of 1,000,000 Shares of Common Stock at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Hair Growth, Hair Rejuvenation and Medical Technologies Industry Risks

Hair Growth, Hair Rejuvenation and Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Hair Growth, Hair Rejuvenation and Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Hair Growth and Hair Rejuvenation market conditions such as oversupply of related products or a reduction in demand for Hair Growth and Hair Rejuvenation products in the areas in which the Company's Products and Assets are located, competition from other Hair Growth and Hair Rejuvenation Companies, and the Company's ability to provide adequate Hair Growth and Hair Rejuvenation Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product production and the local market conditions.

Because Hair Growth, Hair Rejuvenation and Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by, the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Shares of Common Stock is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Hair Growth, Hair Rejuvenation and Medical Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain sufficient production capacity for our products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Hair Growth, Hair Rejuvenation and Medical Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Our Products May Require Clinical Trials to Establish Benefit Claims and Their Efficiency

While the majority of the active ingredients in our current products have undergone independent third party clinical trials to establish benefit claims and efficacy, certain ingredients contained in our products and our future products may require clinical trials to establish our benefit claims or their safety and efficacy. Such trials can require a significant amount of resources and there is no assurance that such trials will be favorable to the claims we make for our products, or that cumulative authority established by such trials will be sufficient to support our claims. Moreover, both the findings and methodology of all clinical trials are subject to challenge by scientific bodies. If the findings of clinical trials are challenged or found to be insufficient to support our claims, additional trials may be required, or products may require re-formation, in order for us to continue to market current products or before future products can be marketed. Furthermore, there are limited studies, if any, on our product ingredients combined in our product formulations. Accordingly, there can be no assurance that our products even when used as directed will have the effects intended. In the event we are unable to substantiate benefit claims or efficacy, or in the event that historical clinical trials are refuted, market acceptance for our products may decrease or not develop, which would have a detrimental effect on our business.

We May be Unable to Protect our Intellectual Property Rights and May be Subject to Intellectual property Litigation and Infringement Claims by Third Parties.

We intend to protect our unpatented trade secrets and know-how through confidentiality or license agreements with third parties, employees and consultants, and by controlling access to and distribution of our proprietary information. However. This method may not afford complete protection particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States and unauthorized parties may copy or otherwise obtain and use our products, processes or technology and there can be no assurance that others will not independently develop similar know-how and trade secrets. If third parties take actions that affect our rights or the value of our intellectual property, similar proprietary rights or reputations or we are unable to protect our intellectual property from infringement or misappropriation, other companies may be able to use our proprietary know-how to offer competitive products at lower prices and we may not be able to effectively compete against these companies.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Hair Growth, Hair Rejuvenation and Medical Technologies products and services, and to sustain its profitability through a business strategy focused on increasing sales at existing hair salons, selectively expanding its retail and distribution network, increasing sales through independent specialty retail and distributor customers, developing innovative new products, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

We Rely on Third-Party Suppliers and Manufacturers to Provide Raw Materials for our Products and to Produce our Products, and we have Limited Control Over these Suppliers and Manufacturers and May Not be able to Obtain Quality Products on a Timely Basis or in Sufficient Quantity

Substantially all of our products will be manufactured by unaffiliated manufactures. We may not have any long-term contracts with our suppliers or manufacturing sources, and we expect to compete with other companies for raw materials, production and import capacity.

There can be no assurance that there will not be a significant disruption in the supply of raw materials from our intended sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality to an acceptable price, or at all. In addition, we cannot be certain that our unaffiliated manufacturers will be able to fill our orders in a timely manner.

If we experience significant increased demand, or need to replace an existing manufacturer, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or raw material sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays interrupt or increased costs in the supply of raw materials or manufacture of our products could have an adverse effect on our ability to meet retail customer and consumer demand for our products and result in lower revenues and net income both in the short and long-term.

In addition, there can be no assurance that our suppliers and manufacturers will continue to provide raw materials and to manufacture products that are consistent with our standards. We may receive shipments of product that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and related increased administrative and shipping costs. In addition, because we do not control our manufacturers, products that fail to meet our standards or other unauthorized products could end up in the marketplace without knowledge, which could harm our reputation in the marketplace.

Like Other Retailers, Distributors and Manufacturers of Hair Growth and Hair Rejuvenation Products, We face an Inherent Risk of Exposure to Product Liability Claims in the Event that the Use of the Products that We Sell Results in Injury

While management believes we are currently materially compliant with regulations covering products, we may be subjected to various product liability claims, including claims that the products we sell contain contaminants, are improperly labeled or include inadequate instructions as to use or inadequate warnings concerning side effects and interactions with other substances. In addition, we may be forced to defend lawsuits. While to date we have never been subject to any product liability claim, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we may not have adequate resources in the event of a successful claim against us. If our insurance protection is inadequate and our third-party vendors do not indemnify us, the successful assertion of product liability claims against us could result in potentially significant monetary damages. In addition, interactions of our products with other similar products, prescription medicines and over-the-counter drugs have not been fully explored.

We may also be exposed to claims relating to product advertising or product quality. People may purchase our products expecting certain physical results, unique to Hair Growth and/or Hair Rejuvenation products. If they do not perceive expected results to occur, certain individuals or groups of individuals may seek monetary retribution.

Our Business may be Adversely Affected by Unfavorable Publicity within the Hair Growth and Hair Rejuvenation Market

We believe that the Hair Growth and Hair Rejuvenation markets are significantly affected by national media attention. As with any retail provider, future scientific research or publicity may not be favorable to the industry or to any particular product, and may not be consistent with earlier favorable research or publicity. Because of our dependence on consumers' perceptions, adverse publicity associated with illness or other adverse effects resulting from the use of our products or any similar products distributed by other companies and future reports of research that are perceived as less favorable or that question earlier research, could have a material adverse effect on our business, financial condition and results of operations. We are highly dependent upon consumers' perceptions of the safety and quality of our products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that skin care or personal care products may be harmful or questioning their efficacy could have a material adverse effect on our business, financial condition and results of operations, regardless of whether such reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

Many of our Competitors have Substantially Greater Financial, Technical and Human Resources than We Do

Our competitors may succeed in formulating products that are more effective that those currently developed by us. Progress by other researchers in areas similar to those being explored by us may result in further competitive challenges. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with our competitors.

In addition, large pharmaceutical companies compete with others and with us in the Hair Growth and Hair Rejuvenation product industry. Increased competition from such companies could have a material adverse effect on us because such companies have greater financial and other resources available to them and possess manufacturing, distribution and marketing capabilities far greater than ours.

Development Stage Business

The Company was originally formed as "Austin Medical Technologies, Inc" in July of 2007. The Company changed its name to ManeGain, Inc in February of 2014. The Company is formed as a Texas Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that ManeGain, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $3,500,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $1,000,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

Competition

Competition exists for Hair Growth, Hair Rejuvenation and Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Hair Growth, Hair Rejuvenation and Medical Technology Company Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Hair Growth, Hair Rejuvenation and Medical Technology Industry may reduce the number of suitable prospective retail, wholesale or direct to consumer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Barry Thornton, the Company's Chairman of the Board and Chief Technology Officer, Mr. Jeffrey Fry, the Company's Chief Executive Officer and Chief Financial Officer, and Mr. Michael Schwartz, the Company's Chief Operations Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares of Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Shares of Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of September 1st, 2014 the Company's Managers owned approximately 63% of the Company's outstanding Shares of Common Stock and 0% of the Company's Shares of Preferred Stock. Upon completion of this Offering, The Company's Management will own approximately 63% of the outstanding Shares of Common Stock and 0% of the outstanding Shares of Preferred Stock. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales

The Company's Shares of Common Stock are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Shares of Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Shares of Common Stock are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their Shares of Common Stock in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Hair Growth, Hair Rejuvenation and Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis, through the Company may enter into certain agreements with FINRA registered broker-dealers, who may enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

ITEM 4. PLAN OF DISTRIBUTION

We are offering ONE MILLION SHARES OF COMMON STOCK (the "Securities") at a fixed price of $3.50 per Share of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A**. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation), an equity partner of the Company, can be viewed at *http://www.AlternativeSecuritiesMarket.com*.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **ManeGain, Inc.**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $3,500,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$3,500,000**	**100%**	**$1,000,000**	**29%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$175,000**	**5%**	**$50,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Shares of Common Stock Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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The following table is how the Company expects use its investment receipts. This table replaces the table titled 'USE OF INVESTOR FUNDS SPEND TABLE" based on delays anticipated in the FDA 510k process due to studies and review slow down due to volume increase in 510k applications.

				Use of Funds				
	Q1	Q2	Q3	Q4	Y1	Q5	Q6	Totals
Cost of Sales								
Salon Startup	0	0	24,150	112,150	136,300	231,000	328,200	695,500
Salon Commission	0	0	2,280	31,200	33,480	152,580	418,920	604,980
Sedan Rico	0	0	1,425	19,500	20,925	95,363	213,713	330,000
Training	0	0	30,042	33,042	63,083	58,875	103,333	225,292
Marketing	0	0	10,000	6,000	16,000	6,000	6,000	28,000
Talent & Guides	0	0	10,000	20,000	30,000	35,000	30,000	95,000
Promotion	0	0	750	4,750	5,500	16,500	33,000	55,000
Sales Staff	0	0	22,688	38,063	60,750	40,063	37,063	137,875
T & E	0	900	900	17,100	18,900	22,500	26,500	67,900
Total Cost of Sales	0	900	102,234	281,804	384,938	657,880	1,196,728	2,239,547
Cost of Goods Sold								
MG Units	0	15,000	20,000	34,500	69,500	73,000	83,000	225,500
Wet Goods	0	0	0	16,650	16,650	66,300	118,500	201,450
Labor	0	0	31,250	34,375	65,625	34,375	34,375	134,375
Total COGS	0	15,000	51,250	85,525	151,775	173,675	235,875	561,325
Expenses								
Salary	130,500	130,500	150,563	156,563	568,125	156,563	162,863	887,550
Payroll	0	0	58,241	87,375	145,616	147,695	261,080	554,391
Utilities	1,500	1,500	11,500	12,000	26,500	12,000	12,000	50,500
Office Rental	6,000	6,000	15,000	15,000	42,000	15,000	22,500	79,500
Insurance	4,000	4,000	4,000	1,500	13,500	1,500	1,500	16,500
Accounting & Legal	33,500	33,500	19,000	10,500	96,500	3,000	3,000	102,500
Furniture & Equipment	56,200	56,200	56,200	1,500	170,100	1,500	1,500	173,100
Advertising	0	0	41,500	64,500	106,000	118,000	196,000	420,000
Tooling & Pro Services	0	0	15,000	0	15,000	0	0	15,000
Debt - trade & Comp	72,500	0	0	0	72,500	0	0	72,500
FDA	80,000	80,000	80,000	24,000	264,000	6,000	6,000	276,000
Expense Total	384,200	311,700	451,003	372,938	1,519,841	461,258	666,443	2,647,541
Cash	-384,200	-327,600	-598,788	-549,267	-1,859,854	-617,363	-619,746	-3,096,963

The focus on the use of Investor Funds for the first quarter will be on the FDA 510k process (this process is reviewed later in this Registration Statement). The details of the process will not be defined by the FDA until after the application has been made. Our consultants (Emergo Group Inc. http://www.emergogroup.com/) have taken an educated guess at what will be involved and the Company has planned for such. The Company will be responsible for administrating field and clinical studies and so will be supporting the staff to accomplish that. In the Second Quarter the Company begin the upgrading of existing HairGrowers to comply with the FDA manufacturing audit process, start the development of the training group for ManeGain University, and begin salon commitments. From Quarter 3 on the focus is sales and marketing.

On the matter of reaching only the minimum of $1,000,000: If the Company accept it the Company operate in a minimal mode for a bit over a year and use the time to increase our value proposition by producing commerce, getting customers, and salons, cash flow, and seeking capital either through a better offering (that is improve our value) or other sources. In general terms the $1,000,000: Investor money will go to:

– Do the FDA 510k possibly using up to $200,000

– The Company has the hardware to get 16 salons on-line over a 14 month period for $202,000

– Commence Medical Practitioner sales for $40,000

– Start wet goods sales to Salon for $70,000
– Minimize staffing and operations to $350,000
– Gain a cash-flow of $200,000/Quarter
– Seek alternative additional funding to accelerate sales.

That comes to approximately $860,000 out of the $1,000,000. The Company will pay about $70,000 for cost of sales leaving a slim buffer of approximately $70,000. The key will be raising the value of the company to get more interest in stock sales.

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ITEM 6. DESCRIPTION OF BUSINESS

A. BUSINESS PLAN:

ManeGain® Executive Summary

The Company –

It is important to note that for the past two and a half years ManeGain bootstrapped the company in order to determine if the technology worked, to identify the best target market (ideal customers), develop the most efficient go-to-market strategy, and formulate the most effective way to brand and market our service.

During that time, ManeGain has refined its business model and matured its operations. This includes perfecting its technology and manufacturing; establishing the efficacy of the HairGrower; pilot testing marketing programs to identify best go-to-market strategy; building a custom online scheduling, fulfillment and payment system; cultivating key industry relationships with salons; obtaining endorsements by celebrity hair stylists, and developing a client and industry following. In addition, ManeGain has assembled a veteran team of industry experts, built an inventory of HairGrowers for expansion, and retained a chemist 'Aromatarti' to finalize the required formulations for the retail wet goods line, including a hair growth stimulator, a shampoo/conditioner, a hair volumizer, and a full spectrum dietary supplements.

ManeGain's purpose is to regrow, restore, and rejuvenate hair as well as to prevent hair loss though all-natural, non-invasive products and services. The Company is all about restoring people's confidence in themselves. This aligns perfectly with the over 40% of men and women who are experiencing hair issues, and positions the company for significant growth in the next 3-5 years.

Over a this period, ManeGain has field-tested its HairGrower, a Laser, Light, and Pure Magnetic Pulse based medical device, through deployment in upscale salons in Austin, Houston, and San Antonio with excellent results and reviews. To see some of our video testimonials, please go to http://www.manegain.com/testimonials-2.

The Market –

Traditionally, laser based products are considered a medical procedure and offered exclusively through dermatologists (hair surgeons) as an add-on service. ManeGain is squarely focused on leveraging the Beauty and Vanity aspect of healthy hair. This market is rapidly expanding through growth in both the active and healthy aging population, as well as the more competitive and stressed image conscious middle-aged and youthful consumers. According to the International Society of Hair Restoration Surgery[1], it is estimated that over 40% of people are now suffering from hair issues at some level, and one's hair is the first thing others see and evaluate us on. In addition, these same trends are becoming increasingly important factors in all foreign markets. Delivery into the high end hair styling and medical spa segements is where ManeGain can make a quick and substantial impact in sales and branding recognition.


Age 35
Age 60
Age 80
Age 85
40 %
65 %
70 %
80 %

Hair Loss Statistics	Data
Number of U.S. men experiencing hair loss	35 Million
Number of U.S. women experiencing hair loss	21 Million
Percent of men who will have noticeable hair loss by age 35	40 %
Percent of men who will have noticeable hair loss by age 60	65 %
Percent of men who will have noticeable hair loss by age 80	70 %
Percent of women who will have noticeable hair loss by age 60	80 %

Figure 1: Percent of Population Experiencing Hair Loss

Presently, over $2 billion is spent on hair restoration surgery annually; with an additional $1.5 billion spend on drugs and supplements to combat hair loss. But this pales in comparison to the $20 billion spent annually (mostly by women) on hair care products, mostly to treat weak, aging, thinning or aging hair, or to add luster, fullness and body to existing hair.

[1] Survey conducted by Relevant Research, Inc. in 7.23.2013

ManeGain® Executive Summary

Products and Services –

ManeGain's Hairgrower technology combines low level red lasers, 4 different energy levels of narrowband light, and a pure pulsed magnetic field to reduce and reverse the effects of Androgenic Alopecia (AA), the most common cause of hair loss. In addition, this same technology, as we have found, delays and prevents hair loss, increases hair density, strengthens weak hair, increases keratin production, thickens hair, improves hair body and texture, maximizes volume and lift, restores moisture and shine, and nourishes the hair follicle.

Essentially, the deposition of this "light energy" into the scalp makes it believe that it is 10 to 25 years younger, and your hair responds accordingly. This therapy results in more, stronger, luxurious, thicker, healthier hair.

ManeGain has further developed the process of hair volumizing with the addition of laser activated hair products that produce immediate results and will become part of the salon's hair styling session sold to their customer base. The sale and experience are completed with take-home hair products to maintain salon hair until the next session.

The Revenue Model –

ManeGain has two revenue steams. Our main one will be a revenue sharing program involving the use of the HairGrower service in high end salons. The second will be the traditional sales of the associated wet goods through the salon and beauty supply houses to their retail customers, as well as direct to the consumer.

Competition –

ManeGain competes generally within the existing hair restoration marketplace estimated at $2 billion worldwide in 2012. In addition, the non-prescription/ non-surgical solutions are estimated at $1.5 billion for the latest year figures are available. This category represents a highly fragmented marketplace characterized by a few companies with small market shares and with marketing and distributing via multiple channels (retail, TV and radio advertising-driven direct, and multi-level marketing, among others). Although there is no category leader, there are a number of known direct to consumer marketers including Avacor, Provillus, etc.

Competitive Advantages –

While focusing on high end salons, ManeGain enjoys several key, sustainable competitive advantages:

First Mover Advantage: ManeGain brings three 'firsts' to the market:

i. ManeGain brings the service of regrowing hair to the salon. Until now, salons have been limited to hair 'repair' (cutting, coloring, styling, etc.), but with ManeGain, salon clients can grow new hair at a price point 50% less than that charged by the medical community.

ii. ManeGain provides its breakthrough therapy of rejuvenating the entire hair strand from follicle to tip as an entirely new service and delivered through the salon.

iii. A complete solution set for the one thing Stylists could not provide, the rebuilding of the hair from the bottom of the follicle from the root up.

ManeGain® Executive Summary

Superior Customer Contact Positioning: ManeGain's service offering puts a $55,000 medical device in the place where most hair related activities occur, in a salon. Marketing to the customer in the chair in real time with trusted real people is the most powerful and expeditious way to make a sale.
Experienced Management: ManeGain's management team has vast and unique knowledge and expertise in the retail and salon-based business as well as detail understanding as to the science and engineering involved in the technology of Hair. The Company will leverage this experience to pursue new product and market opportunities (including new channels), increase profit margins, and improve customer service and client satisfaction.

Market Strategy –

This is really the defining part of the ManeGain Success Story. The execution of this strategy is essential to our becoming profitable in the first year, and eventually becoming a household name associated with hair growth, strength, health and beauty.

We have learned over the past 3 years a great number of things that do work, and more importantly, what things do not work in this market. Our original strategy was to saturate a city with 6 to 10 salons using a ManeGain Hairgrower and hire an area manager to come into the salon to make a sale. This actually was counterproductive as the sale needs to be make "in salon" at the point of contact. As such, we have determined the best strategy going forward is to have a dedicated, well trained team in each salon, usually the #1 and #2 stylists in the salon, to be ManeGain representatives and directly share in the commissions earned by the salon.

This new "hands on" strategy will allow us to simultaneously "leap frog" in multiple cities; spreading the brand name faster. This strategy involves a coordination of selecting High End Salons, development of the ManeGain University for training, cultivation of a network of "Celebrity Stylists," "In Salon" Training and Promotion, a per salon targeted advertising campaign, and of course hiring of people to manage each salon's rollout schedule and performance. An brief explanation of each aspect of this strategy follows:

Selection of High End Salons (Leap Frog)

This is probably the MOST important part of our Market Strategy. We are expecting salons to generate between $200,000 and $300,000 in their first 12 months of a Hairgrower deployment, and the ONLY salons capable of doing this have to be in the higher end of the hair industry spectrum. Remember, we are more focused on beauty and style, and while our regrowth and restoration component of the ManeGain Therapy is critical, it will be the single sessions and 10 packs that thicken, strengthen, and rejuvenate the hair where we make most of our money. To help facilitate this, we have hired Lala Elliot, a salon industry veteran to run the Salon Roll out program as she knows 20 of the top 100 salon owners (mostly in LA, NYC, Texas, and Miami) and can get a ManeGain unit rapidly into these salons. As a sidebar, these negotiations will be much easier to do since we are doing a revenue share program and essentially asking little upfront form a salon owner other than sending two individuals for training.

Development of the ManeGain University

At the same time we are getting salons to sign up to do a placement of our machine, each salon will need to agree to send two of their top stylists (preferably one female and one male) to our 2.5 day training in Austin, TX. This course will go over all aspects of the ManeGain Hairgrower, the back office procedures, and how to effectively sale and recommend the various ManeGain Therapies. As we are expecting to add between 2 to 10 salons per month, this will be a continuous activity.

In Salon Training and Promotions

In addition to training the two dedicated in salon stylists to be the "go to" people concerning ManeGain, there will also need to have a few in salon training and demo days in addition to the ManeGain University training to get the other stylists familiar with the benefits, use, and efficacy of the Hairgrower. We also encourage every stylist in the salon to use the Hairgrower for at least 10 sessions to see how it affects their hair. We estimate that at least 4 training sessions and 3 to 4 demo "question and answer" days are going to be necessary to "prime the pump" in a salon and get "mind share" with all the stylists. We also found that doing 1 to 2 in salon events, like a wine and cheese or meet and great, where salon customers can ask questions about the product, its inventor, and sample the therapy are extremely effective in generating interest and sales.

Targeted Advertising (Print, Direct Mail, TV, Radio)

Another way to prime the pump is to do a very targeted advertisement campaign that involves direct email to salon customers, direct mail to area stylists, print ads in high end fashion magazines, and a short run commercial on fashion and beauty centric programs. In addition, short run spots on specialized fashion oriented cable TV and Radio shows will be implemented.

Cultivation of Celebrity Stylists

While not an immediate need, the development of a network of celebrity stylists who will promote and use the ManeGain Therapy is going to be a very intricate part of our upscale marketing program. We already have one such stylist, Giacomo Forbes, in our stable. He has cut hair from a variety of film, TV and entertainment celebrities and is an avid supporter of ManeGain.

Management of a Salon Roll Out Schedule



Figure 2: Roll Out Schedule

Taken together, there are many moving parts to getting a salon up to speed with this product. We have spent the last two and a half years formulating and perfecting this rollout schedule (*see Figure 2*) from trial and error. It is the expectation that each salon we bring on board will be able to execute to this schedule and we will have a dedicated ManeGain employee making sure that this schedule is adhered to, and if not, we will remove the Hairgrower from the salon.

SEE EXHIBITIS FOR A LARGER VERSION OF FIGURE 2

Previous Financial Performance -

Attached is a very simple Income Statement for years 2010, 2011, and 2012 (*see Table 1 below*). Though we had placed machines in 12 different locations, at most there were only 7 locations active at any one time and only 2 actually selling anything. Bella Salon (70%) and Amar (15%) were the two locations for most of all sales. Bella did just over $50,000 in 12 months, were Amar was only active for 3 months. This was another important lesson we learned that only certain "types" of high end salons can support this service. That is why we would hire Lauren Elliot, as she has connections with some of the highest end salons in NY, LA, DFW, and Houston, to lead the launch of the new ManeGain.

	PROFIT AND LOSS		
	2,010	2,011	2,012
Revenue			
Services	0	31,750	27,695
Total Revenue (Sales)	0	31,750	27,695
Cost of Sales			
Salon Startup	641	13,910	700
Salon Commission	0	4,329	3,463
Sedan Rico	0	0	2,200
T & E	1,159	165	1,536
Total Cost of Sales	1,800	18,404	7,899
Cost of Goods Sold			
MG Units	87,966	11,916	7,850
Labor	21,500	8,624	0
Total COGS	109,466	20,540	7,850
Gross Profit	-111,266	-7,194	11,946
Expenses			
Salary & payroll	0	0	0
Utilities & Storage	5,349	1,503	3,122
Service & Misc	7,190	4,970	1,875
Insurance	2,150	4,149	1,321
Accounting & Legal	2,461	0	0
Advertising	6,588	7,175	1,100
Tooling & Pro Services	27,050	2,500	3,904
Website	1,677	10,832	2,880
Debt - trade & Comp	0	1,000	500
Expense Total	52,465	32,129	14,702
Net Profit	-163,731	-39,323	-2,756

Table 1: ManeGain Financials 2010 - 2012

As we bootstrapped this company, our funds were used mostly to "develop" and test the technology and do field trials and formulate the best "go-to" market strategy. As you can see, in 2012 (which we only operated 3 months before running out of funds and ending our field trials) we were starting to see an uptick in revenues and a strong movement towards profits.

Use of Investor Funds -

A detailed table of Use of Funds is given at the end of this document (see *USE OF INVESTOR FUNDS SPEND TABLE*). The table only shows the first 4 quarters of use funds because we believe between month 9 and 11 we should start to go cash flow positive. Our expenditures have been divided into three buckets: Cost of Sales (which is the start up cost associated with the launch for the first 60 salons); Cost of Goods Sold (which is the costs associated with building 48 more machines and for development of our wet product line to tie in with it); and Expenses (which is the day to day operating expenses and overhead running the company).

In looking at the Use of Investor funds, we also account for profits that we will start to accumulate. So out of the $3 million, we expect to use only $2.63 million, with a 11.5% buffer. Of course, this buffer might be greater if we do not have to spend the budgeted money on the FDA 510k (see *Expenses – FDA Approval* on page 7).

This then begs the question (and answer) as to why we need $3 million? First, half of the estimated costs are operational costs, so in engaging one (1) salon or sixty (60), we are going to be spending the money on support and overhead and sunk costs.

The other half is dependent on the number of salons deploying the ManeGain Hairgrower. Out of this half, about 50% is variable (dependent on the number of salons). The other 50% (25% of total costs) are ongoing costs of operations. The one exception is the possible costs associated with getting FDA approval for the device (see *Expenses – FDA Approval* on page 7). A more detailed explanation of the per-salon start up costs is given in the Explanation of Cost of Sales section following.

So, out of the $3 million approximately 75% will be spent on getting ManeGain into position to support 100 to 200 salons, and get to $1 million in profits in 12 months. It is a step function. Getting less than $3 million will starve this opportunity and kill a potentially lucrative rollout. Yes, it takes money to make money.

Expenses – FDA Approval

We cannot give specifics about the FDA 510k process other than the filing fee is still under $5k but subject to change, and the FDA is works very hard to get the applications done in 135 days. The FDA has been encouraged by the Congress and the IRS to qualify more 'medical devices' as they are now covered by a special tax in the new Healthcare Law.

When we do the 510k filling, the FDA will determine what they want in the way of studies, the number of studies needed to be conducted, documentation, science, trials and data collection. This may require one or more studies that could cost from $10k to $70k each along with the support of consultation by companies specializing in the FDA interfacing (typically ex-FDA experts in the process). We estimated the worst case would be $250k and we have accounted for that amount.

It is our belief that the FDA rule of 'substantive equivalence' will prevail and that other studies, data, and research from previous applications (such as I-Grow and HairMax) can be incorporated into ours as part of the public record. This would considerably reduce the amount of new science we will have to show the FDA and could keep the whole cost to under $50K.

Explanation of Cost of Sales

So, based on our history, how do we think we can ever hope to generate $100K to $175K in profits per year per salon? As stated earlier, it will be done with Marketing and Execution.

First, we KNOW there is a demand for this non-invasive regrowth, restorative, and rejuvenative service. People want thicker, stronger, fuller, younger hair and will pay for it. We also know that salon's have little resistance in wanting to try a Free to Low cost "experiment" to gain another source of revenues with no products to stock or buy.

NOTE: "Step Function: **By step function Management means that we will have to take steps down in the form of one time sunk costs associated with the development of the ManeGain University, filing a 510K with the FDA, building additional inventory, and getting the first 40 Salons on line within the first 7 months prior to achieving any significant revenues. The largest steps down are in the $30K sunk costs associated in getting each of the 40 salons ramped up that we secure installation agreements with. This will involve a $1.2 million step down before we start to see significant steps up in revenues and profits in months 8, 9, and 10.**

Next, we KNOW that certain salons could support a run-rate of $150K to $250K if we promote and train the staff correctly, and we have been working with Bella (Josh Martin), Giacomo Forbes, and Ms. Elliot to determine what needs to be done to train the ManeGain experts and motivate a salon's staff to offer the ManeGain Service.

Also, we KNOW that ManeGain will have to "prime the pump" in each market that we launch our service. Unfortunately, there is a sunk cost of between $20,000 and $25,000 per salon before we know that it can generate $10,000 to $20,000 per month in revenues. The good news is that once the "sunk cost" phase of approximately $65,000 per salon over a 9 month period in promotional items is completed, the cost of support drops to less than $1,000 per month (not including commissions). (*See Figure 3 below*)



Salon Revenue Model
12 Months - 1 Salon
Acc Cash
Revenues
Costs
Net Cash
$30
$20
$10
$-
$(10)
$(20)
$(30)
Thousands
0
3
6
9
12
MONTHS

Figure 3: Rollout out Cost and Revenues per Salon (1 Year)

Based on executing our marketing and awareness plan, we can determine within 3 months of installation if a salon will be able to produce revenue numbers that will lead to a $120K first year ramp and whether to keep or pull a location "prior" to expending the bulk of the promotional money. The four "big" expenses in the first 3 months are training the ManeGain Specialists, an in-salon party, direct mailer and two to four, 2-month print ads in high end local fashion magazines. This 3 month burn totals just under $25,000.

So why is it important to know about sunk cost? Because after the first 12 months of operations, our direct expenses to support a salon drop to under $1,000 per month; at which time a salon should be generating between $12,000 and $17,500 per month in revenues or $7,200 to $10,000 per month in free cash flows to ManeGain. Multiplying that number by 100 salons, and you can see why we feel why we are so confident in this endeavor. Remember, nothing to build, no inventory, this is in every way like an internet company, but with a real estate footprint.

In the US alone, we can have over 400 locations each generating $125,000 per year in free cash flow within 3 years, which equates to $50 million in PROFITS, and with a company that has no more than 20 employees. And yes, this concept can go international as well.

Investor Share and Valuation -

We are offering 25% of the company (post investment) based on a $9MM pre/ $12MM post valuation. We need to look into the near future of sales. Since we were essentially bootstrapping the company and trying to see the viability of the product before a full nationwide rollout, the company essentially did not make any profits, though we did generate revenues. With $3 million, we estimate to make between $1MM and $3.5MM in profits in the first year and grow that to $20MM to $45MM to year 3. The most effective way to determine a valuation is to use the present value of money with a discount rate of 3.75% We have used two growth rates (20% and 15%) and put worst case and best case side by side: So, at $1MM in profits in year 1, our valuations is between $15MM and $20MM worst case and $55.5MM to $70MM best case (*see Figure 4 below*).

1st Year Profit (Worst) $1,000,000 Growth 20%
1st Year Profit (Best) $3,500,000 Discount Rate 3.75%

	Worst Case		Best Case	
	Profit in Year	Present Value	Profit in Year	Present Value
End of 1st year	$1,000,000	$962,500	$3,500,000	$3,368,750
End of 2nd year	$1,200,000	$1,151,088	$4,200,000	$3,890,906
End of 3rd Year	$1,440,000	$1,283,899	$5,040,000	$4,492,997
End of 4th Year	$1,728,000	$1,480,019	$6,048,000	$5,190,566
End of 5th Year	$2,073,600	$1,712,807	$7,257,600	$5,995,104
End of 6th Year	$2,488,320	$1,978,384	$8,709,120	$6,924,345
End of 7th Year	$2,985,984	$2,285,034	$10,450,944	$7,997,619
End of 8th Year	$3,583,181	$2,639,214	$12,541,133	$9,237,249
End of 9th Year	$4,299,817	$3,048,292	$15,049,359	$10,669,023
End of 10th Year	$5,159,780	$3,520,778	$18,059,231	$12,322,722
Total Present Value		$20,026,306		$70,090,281

1st Year Profit (Worst) $1,000,000 Growth 15%
1st Year Profit (Best) $3,500,000 Discount Rate 3.75%

	Worst Case		Best Case	
	Profit in Year	Present Value	Profit in Year	Present Value
End of 1st year	$1,000,000	$962,500	$3,500,000	$3,368,750
End of 2nd year	$1,150,000	$1,065,367	$4,025,000	$3,728,785
End of 3rd Year	$1,322,500	$1,179,228	$4,628,750	$4,127,299
End of 4th Year	$1,520,875	$1,300,236	$5,323,063	$4,568,404
End of 5th Year	$1,749,006	$1,444,758	$6,121,522	$5,056,652
End of 6th Year	$2,011,357	$1,599,166	$7,039,750	$5,597,082
End of 7th Year	$2,313,061	$1,779,077	$8,095,713	$6,195,270
End of 8th Year	$2,660,020	$1,959,254	$9,310,070	$6,857,390
End of 9th Year	$3,059,023	$2,168,650	$10,706,580	$7,590,273
End of 10th Year	$3,517,876	$2,400,424	$12,312,567	$8,401,404
Total Present Value		$15,854,683		$55,491,390

Figure 4: Valuation Tables for $1MM in Profits with 20% & 15% Growth Rates

While valuation is a valuable tool, percent ownership is really what is important. For $3MM, we are offering a non-dilutable 25% ownership of the company post investment, and this percentage will not be watered down because we are NOT going to need additional funds. In addition, by year 3 we are forecasting to make between $20MM and $45MM in profits. Again, using the same discount and 20% the valuation of the company, ManeGain will be valued at between $400MM and $900MM (*see Figure 5, page 10*). So, with a $3MM investment within 3 years can see a return of between $100MM and $225MM as at that time we would want to be acquired or sold in some fashion. Even if we miss our profit figures by 75%, the value of the company will be $100MM, so there is still an 8X return on the investor's money.

NOTE: FOR A CLEAR VISION OF FIGURE 4, PLEASE SEE THE EXHIBITS SECTION OF THIS REGISTRATION STATEMENT

3rd Year Profit (Worst)	**$20,000,000**	**Growth**	**20%**
3rd Year Profit (Best)	**$45,000,000**	**Discount Rate**	3.75%

	Worst Case		Best Case	
	Profit in Year	**Present Value**	**Profit in Year**	**Present Value**
End of 3rd Year	$20,000,000	$19,250,000	$45,000,000	$43,312,500
End of 4th Year	$24,000,000	$22,233,750	$54,000,000	$50,025,938
End of 5th Year	$28,800,000	$25,679,981	$64,800,000	$57,779,958
End of 6th Year	$34,560,000	$29,660,378	$77,760,000	$66,735,851
End of 7th Year	$41,472,000	$34,257,737	$93,312,000	$77,079,908
End of 8th Year	$49,766,400	$39,567,686	$111,974,400	$89,027,294
End of 9th Year	$59,719,680	$45,700,678	$134,369,280	$102,826,525
End of 10th Year	$71,663,616	$52,784,283	$161,243,136	$118,764,636
End of 11th Year	$85,996,339	$60,965,846	$193,491,763	$137,173,154
End of 12th Year	$103,195,607	$70,415,553	$232,190,116	$158,434,993
Total Present Value		**$400,515,892**		**$901,160,757**

Figure 5: ManeGain Valuation after 3 years of operations and reaching $20MM to $45MM in Profits

NOTE: FOR A CLEAR VISION OF FIGURE 5, PLEASE SEE THE EXHIBITS SECTION OF THIS REGISTRATION STATEMENT

USE OF INVESTOR FUNDS SPEND TABLE

	Q1	Q2	Q3	Q4	Year 1
Cost of Sales					
Salon Startup	$ 24,150	$ 112,150	$ 131,000	$ 28,200	$ 295,500
Salon Commission	2,280	31,200	52,580	18,920	104,980
Training	30,042	33,042	58,875	3,333	125,292
Marketing / Web Site	10,000	6,000	6,000	6,000	28,000
Talent & Guides	10,000	20,000	35,000	30,000	95,000
Promotion	750	4,750	16,500	33,000	55,000
Sales Staff	22,688	38,063	-	37,063	97,813
T & E	900	17,100	22,500	26,500	67,000
Total Cost of Sales	$ 100,809	$ 262,304	$ 322,455	$ 183,016	$ 868,584
Cost of Goods Sold					
MG Units	$ 20,000	$ 27,500	$ 53,000	$ 61,000	$ 161,500
Wet Goods	-	16,650	26,300	118,500	161,450
Labor	31,250	34,375	34,375	34,375	134,375
Total COGS	$ 51,250	$ 78,525	$ 113,675	$ 213,875	$ 457,325
Total of COS &COGS	$ 152,059	$ 340,829	$ 436,130	$ 396,891	$ 1,325,909
Expenses					
Salary	$ 150,563	$ 156,563	$ 56,563	$ 62,863	$ 426,550
Payroll	58,241	87,375	47,695	61,080	254,391
Utilities	11,500	12,000	12,000	12,000	47,500
Office Rental	15,000	15,000	15,000	22,500	67,500
Insurance	4,000	1,500	1,500	1,500	8,500
Accounting & Legal	19,000	10,500	3,000	3,000	35,500
Furniture & Equipment	56,200	1,500	1,500	1,500	60,700
Advertising	37,225	6,000	18,000	30,413	91,638
Tooling & Pro Services	15,000	-	-	-	15,000
Debt - trade & Comp	72,500	-	-	-	72,500
FDA	100,000	120,000	22,000	6,000	248,000
Expense Total	$ 539,228	$ 410,438	$ 177,258	$ 200,856	$ 1,327,779
Total Funds Used	$ 691,288	$ 751,267	$ 613,388	$ 597,746	$ 2,653,688

PATENT INFORMATION AND PRODUCTION & SUPPLY:

The Company's "HairGrower" is a finished product. To-date, the company has completed the manufacturing of of 16 "HairGrowers", and has six in WIP stage and an additional five more. The Company will need 10-20 "HairGrower" units per month to carry out its business plan. Each chair is easily assembled by each company 'right out of the box', with only a few hours of assembly and installation required. The Company plans to have two technicians in a 1,500 square foot industrial office to assemble, test and service all HairGrower Units. The first production of HairGrowers came to a total cost of about $2,500 per unit, including all parts and labor.

The Company filed a provisional patent 3 (USPTO US 61 / 192,143), which was not able to be converted into a non-provisional patent application at the time. The Company's Patent Attorney has informed Company Management that the Company will be able to re-file the provisional as a non-provisional upon completion of reaching the minimum capitalization required for this Offering. The estimated cost is $10,000 USD. Upon submission of this non-provisional patent application, the Company's HairGrower will be considered "Patent Pending".



ACTUAL HAIRGROWER UNIT
PATENT 3 (USPTO US 61/192,143)

TESTING OF THE COMPANY'S PRODUCTS:

Laser based hair regrowth, which is the reversal of Androgenic Alopecia (genetic pattern baldness, responsible for roughly 90% of the hair loss in men and women), is in use in Dermatologist and Hair Surgeons offices for about 15 years. Recently helmet versions have been offered by several companies, all whom have done clinical studies and demonstrated the veracity of the technology to the FDA. It is our hope that because the Company uses the same basic technology that our processing will not require extensive or any clinical studies. In 2011 and 2012, the Company ran tests with 53 'clients' resulting in 4 unsuccessful and 49 successful treatments for a 92.4% efficacy rate. This is a little better than HairMax (http://www.hairmax.com/) and Igrow (http://www.igrowlaser.com/).

We have a list of peer-review papers from Doctors and scientist defining the re-growth process, all of which are updated periodically and published for consumer and investor review at (www.manegain.com). The FDA has had clinical studies done which show amply that the process of lasers reversing Androgenic Alopecia and accept the technology. The Company has over 30 white papers from leading hospitals, the NASA, and Medical Schools that the Company can also provide.

FDA APPROVAL:

The Company is required to file a '510k' with the FDA. Section 510(k) of the Food, Drug and Cosmetic Act requires device manufacturers to register and notify the FDA of their intent to market a medical device at least 90 days in advance. This is known as Premarket Notification - also called PMN or 510(k). Specifically, medical device manufacturers are required to submit a premarket notification if they intend to introduce a device into commercial distribution for the first time. The intent is to be sure that the claims the Company makes about the product or process meet expectations and are based on acceptable science. Once classified the medical device is also then subject to the Medical Device Tax, a part of the Affordable Healthcare Act.

Additional Information about the FDA 510K can be obtained at:
http://www.fda.gov/MedicalDevices/ProductsandMedicalProcedures/DeviceApprovalsandClearances/510kClearances/

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

B. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition by another Company

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $3,500,000

Company Structure

- Private early stage Hair Growth, Hair Rejuvenation and Medical Technology Company.
- Texas Stock Corporation (Formed July of 2007).
- TEN MILLION Shares of Common Stock Authorized, ZERO Shares of Preferred Stock Authorized
- THREE MILLION SEVEN HUNDRED FIFTY Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Shares of Common Stock.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

We are offering ONE MILLION SHARES COMMON STOCK (the "Securities") at fixed prices of $3.50 per Share of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Hair Growth, Hair Rejuvenation and Medical Technology Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Investment Holding Account with the Alternative Securities Markets Group. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Shares of Common Stock after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Shares of Common Stock

Upon the sale of the maximum number of Shares of Common Stock from this Offering, the number of issued and outstanding Shares of Common Stock of the Company's Common stock will be held as follows:

o Company Founders & Current Shareholders	75%
o New Shareholders	25%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company has not issued any Convertible Securities.

M. Stock Option Plan

The Board has adopted the grant of ordinary shares of ManeGain, Inc. Common Stock under the Employee Stock Option Plan for a period of three years ending March 30, 2017.

Summary of the ESOP

The ESOP is intended to assist in the recruitment, reward, retention and motivation of eligible directors, executive officers and employees of the Company and its associated companies. All executive and non-executive directors of ManeGain, Inc. of any company related to the body corporate of ManeGain, Inc. and of any company over which ManeGain, Inc. holds more than 20% of the voting power are potentially eligible persons under the ESOP, to the extent permitted by the listing rules of the SEC. All executive officers and full-time and part-time employees of ManeGain, of any company related to the body corporate of ManeGain, Inc. and of any company over which ManeGain holds more than 20% of the voting power are also potentially eligible persons under the ESOP. Presently, only four executive officers, are eligible to participate in the ESOP as of March 4th, 2014, but this number may change as the company hires employees.

The ESOP is permitted to be managed and administered by the Board or a committee established by the Board for that purpose. Whether a potentially eligible person actually receives an award under the ESOP is left to the discretion of the Board. The Board makes awards under the ESOP only after consideration of the eligible person's position with and services to the Company and its associated companies, the eligible person's record of employment or service with the Company and its associated companies, the eligible person's potential contribution to the Company and its associated companies and any other matters that tend to indicate the eligible person's merit.

Options' issued under the ESOP have exercise conditions (if any), vesting periods (if any), exercise periods and exercise prices set by the Board in its discretion on an individual award basis. However, options issued under the ESOP may not have an exercise price of less than $2.00 per share. Because awards under the ESOP will be within the discretion of the Board, it is not possible to predict at this time to whom future awards will be granted under the ESOP, or the number of shares underlying any award.

N. Reporting

The Company will not be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. The Company will voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

P. Subscription Period

The Securities will be offered for sale at a fixed price of $3.50 per Share of Common Stock. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after the $1,000,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

Q. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in ManeGain, Inc.

The Company	ManeGain, Inc. is a Texas Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page 34 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Shares Common Stock.
The Offering	The Securities will be offered for sale at a fixed price of $3.50 per Share of Common Stock.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Offering	The Securities will be offered for sale at a fixed price of $3.50 per Share of Common. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after the $1,000,000 in securities has been sold to investors, will the Company have access to the Investment proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 12400 Highway 71, Suite 350-256, Austin, Texas 78738. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Barry Thornton	Chairman of the Board & Chief Technology Officer

Mr. Thornton is a businessman and inventor with over fifty years of working experience in low and high technology market sectors, and has 30 patents in physics, computers, and consumer products. He has completed five start-ups, the largest being "*ClearCube Technology*" in Austin, Texas. Mr. Thornton has been active in the Austin Entrepreneurial market for many years, as a mentor and teacher to young entrepreneurs in the local business community.

Mr. Thornton is noted for his evangelical (non-ecclesiastic) personal drive and motivation of the sales process, technology's use, and self performance. He is an avid storyteller focusing on developing relationships between people and technology by explaining the complex in simple terms and images. His interest is in the individual and their relationship to the world around them.

He is also noted for his ability to take large amounts of data and codify it from both a human and scientific perspective to see both how we got to now, and the effects of that on the long-term unfolding realities. He is a visionary and pitch-man of that vision. He is a product of the 1960s University of California education system with an appreciation of all that is human and the value of the individual in and to the process of ultimately profitable transactions. As a physicist and social anthropologist, Mr. Thornton has a unique perspective on how technology can be applied to make people's lives better and at the same time understanding the motivations behind people in the adoption of technology in their personal life.

Mr. Jeffrey Fry ***Chief Executive Officer & President***

Mr. Fry has over thirty (30) years of work experience beginning in the high tech industry, and over the last 10 years, helping over two dozen startups initiate, develop, and market their products and services. Mr. Fry is a huge advocate of personal empowerment, and during these past 10 years, has helped numerous individuals achieve their dreams of success both personally and financially.

Over his career, Mr. Fry has implemented many successful business development programs while at Texas Instruments, Fairchild, Harris, and Philips. These programs significantly increased short and long-term revenue growth and profits. During this period, it is estimated that he has generated over $4.5 billion in sales and saved over $1 billion in costs for his employers. Mr. Fry also co-founded COAX Corporation (a broadband communications firm), founded Carmin Octon Corporation (retail and importer) and Echotouch (electronic interactive billboard) founded Videodisgo (automated DVD rentals), co-founded MYTURF Wireless, as well as baqpak.com, and is presently helping Help Find Care with their rollout and implementation strategy.

Mr. Fry presently runs Profit Prophet, a consulting practice aimed at helping startups move from concept to revenues and profits; and manages SEDA RICO, an investment entity. Mr. Fry received his BS in Electrical Engineering from Lafayette College, and attended St. Edwards University as part of his Master's of Business Administration studies.

Mr. Michael Schwartz ***Chief Operations Officer***

Mr. Schwartz has a 23-year career in business operations spanning numerous industries including international trade, distribution, logistics, online retail, technology, waste management and construction. Michael started his professional life marketing industrial procurement services within Latin America. In 1992 Mr. Schwartz founded Sentinel Resources Corp. to market industrial hardware to the petrochemical industry, and later founded Sims International, a full service freight forwarder. He then founded Craico & Associates, Inc., a strategic procurement firm serving Australasia until it was acquired in 1999. In 2000, Mr. Schwartz served as VP of Operations for TVPC Networks, an early pioneer of software and hardware products focused around entertainment computing for the consumer market. Additionally, Mr. Schwartz has consulted overseas web retailers on U.S. supply chain management, procurement, fulfillment, logistics and service provider qualification.

After navigating a personal financial crises resulting from the high tech market collapse, Mr. Schwartz founded two waste management companies that were purchased in 2004 by IESI-BFC, Ltd (NYSE: BIN). Mr. Schwartz then realized a childhood dream and started Seville Homes to build vacation residencies in the Gulf Coast area, which also provided the opportunity to hone his boating and fishing skills. After taking a sabbatical in 2007 to explore and travel in Central America, and research investment opportunities, Mr. Schwartz moved to Melbourne, Australia to consult a large industrial importer. In May of 2010, he jumped at the opportunity to help found ManeGain and improve people's lives. Michael currently resides in Georgetown, Texas, and holds a BA in Business Administration from Southwestern University in Georgetown, Texas.

Ms. Lauren Elliot ***Executive Vice President of Salon Development***

Ms. Elliot has 25 years of experience in the beauty industry includes her start with Sebastian International to her current position as Talent Director with Wilhelmina Development. Lauren has worked as a fashion model, stylist, make-up artist, talent agent and agency owner. Additionally, Lauren has facilitated the launch of several beauty and fashion related companies, including her recent work with the Worldwide Maniac Foundation, a humanitarian alliance merging the fashion and entertainment industries. Lauren's journey has influenced her vision to create innovative skin care and cosmetic products that deliver genuine results, convenience and value for men and women globally.

As a fashion industry veteran with over 25 years experience, Ms. Elliott has had extensive dealings with some of the most renowned stylists in the country. This was first developed working as a model since the age of 12, Lauren has found success in many different aspects of the entertainment business. Beginning as a fashion model and booking runway jobs for clients such as; Saks, Macy's, Calvin Klein, DKNY, and Oscar de la Renta has brought Ms. Elliott in contact and working with some of the best makeup and hair artists in the world. Ms. Elliott's experience includes developing national campaigns for Coors and EAS, organizing catalogue shoots for Spiegel and J. Crew as talent and working behind the scenes as a make-up artist, wardrobe stylists, casting director (Truman Show) and agent. After studying communications and marketing at the University of Texas, Ms. Elliott started up a couple of her own businesses including a modeling agency in Los Angeles (GLO Models and Talent), and a full service travel business (Lala Trips) which focused on all-inclusive vacations.

Mr. Steven J. Muehler (Age: 39) ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of ManeGain, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of ManeGain, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In August of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of ManeGain, Inc. will be entitled to receive an annual salary of:

Mr. Barry Thornton, Chairman of the Board & Chief Technology Officer	$150,000
Mr. Jeffrey Fry, Chief Executive Officer & President	$150,000
Mr. Michael Schwartz, Chief Operations Officer	$150,000
Mr. Lauren Elliot	$80,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address of Record Owner	**Prior to Offering:**	**After Offering:**
Mr. Barry Thornton Chairman of the Board / Chief Technology Officer 12400 West Highway 71, Suite 50-256 Austin, Texas 78738	Common Stock: 1,050,000 (28%) Preferred Stock: No Shares	Common Stock: 1,050,000 (21%) Preferred Stock: No Shares
Mr. Jeffrey Fry Chief Executive Officer & President 12400 West Highway 71, Suite 50-256 Austin, Texas 78738	Common Stock: 1,050,000 (28%) Preferred Stock: No Shares	Common Stock: 1,050,000 (21%) Preferred Stock: No Shares
Mr. Michael Schwart Chief Operations Officer 12400 West Highway 71, Suite 50-256 Austin, Texas 78738	Common Stock: 1,050,000 (28%) Preferred Stock: No Shares	Common Stock: 1,050,000 (21%) Preferred Stock: No Shares
Employee Stock Option Plan ManeGain, Inc. 12400 West Highway 71, Suite 50-256 Austin, Texas 78738	Common Stock: 526,000 (14%) Preferred Stock: No Shares	Common Stock: 526,000 (10%) Preferred Stock: No Shares
Company Treasury (for this Offering) ManeGain, Inc. 12400 West Highway 71, Suite 50-256 Austin, Texas 78738	Common Stock: 1,000,000 (20%) Preferred Stock: No Shares	Common Stock: No Shares Preferred Stock: No Shares
Alternative Securities Markets Group Shareholder 4050 Glencoe Avenue Marina Del Rey, CA 90292	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 250,000 (5%) Preferred Stock: No Shares

NOTE: Mr. Steven J. Muehler is the Sole Shareholder of Alternative Securities Markets Group Corporation, and has all voting rights of the Company.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Barry Thornton, the Company's Chairman of the Board & Chief Technology Officer, Mr. Jeffrey Fry, the Company's Chief Executive Officer & President and Mr. Michael Schwartz, the Company's Chief Operations Officer, together own the majority of the issued and outstanding controlling Stock Units of ManeGain, Inc., Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Barry Thornton, Mr. Jeffrey Fry & Mr. Michael Schwartz will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

Company Common Stock Shares

We are offering ONE MILLION SHARES OF COMMON STOCK (the "Securities") at a fixed price of $3.50 per Share of Common Stock. **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 1,000,000 Shares of Common Stock, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 5,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of September 1st, 2014 – 4,000,000 shares of Common Stock were issued and outstanding (including the 250,000 in escrow). Upon the completion of this Offering, 5,000,000 shares of Common Stock will be issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

(b) *Background Information on the Preferred Stock.* None

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of September 1st, 2014, there were 4,000,000 shares of our Common Stock outstanding, which were held of record by approximately 4 stockholders (not including "escrowed shares" being considered a shareholder), not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of September 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Shares of Common Stock. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Shares of Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Texas. Texas General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Texas General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Texas General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

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UN-AUDITED FINANCIAL STATEMENTS SECTION:

Current Company Balance Sheet (Jan 1st to Sept 30th, 2014)

ManeGain Inc.
(Formerly Austin Medical Technologies Inc.)
UNAUDITED BALANCE SHEET
January 1, 2014 – September 30, 2014

I. ASSETS	
Current Assets	
Cash	$ -
Accounts Receivable	$ -
Inventory	$ 300,000
Short term investments	$ -
Total Current Assets	$ 335,000
Other Current Assets-	
Production Equipment	$ 35,000
Total Other Assets	$ 35,000
TOTAL ASSETS	**$ 335,000**
II. LIABILITIES & OWNER'S EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	$ 43,080
Long-term loans	396,091
Credit cards	14,000
Equity	
Total Owner's Equity	$(118,171)
TOTAL LIABILITIES & EQUITY	**$ 335,000**

Owner's equity per share $ (0.02954)

Number of shares Issued 4,000,000
Number of shares Authorized 5,000,000

Current Company Cash Flow Statement (Jan 1st to Sept 30th, 2014)

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

UNAUDITED STATEMENT OF CASH FLOWS

January 1, 2014 – September 30, 2014

I. CASH FROM OPERATING ACTIVITES:	
Net Loss	$ (365)
Adjustments to reconcile net loss to net cash provided by operating activities	$ -
Changes in assets and liabilities	$ -
Accounts payable and accrued expenses	$ -
Net cash provided by operating activities	$ (365)
Cash flows from investing activities	$ -
Net Cash used in investing activities	$ -
Cash flows from financing activities	$ -
Contributions from members	$ -
Loans from Members	$ 365
Loan repayment to members	$ -
Net cash provided by financing activities	$ 365
NET INCREASE IN CASH	$ 0
Cash March 31, 2014	$ 0
Net Profit (Loss)	$ (365)

Current Company Profit & Loss Statement (Jan 1st to Sept 30th, 2014)

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

UNAUDITED PROFIT AND LOSS
January 1, 2014 – September 30, 2014

I. INCOME	
Sales	$ -
Returns	$ -
Total Income	$ -
II. EXPENSES	
Banking fees	$ -
Market Promotion	$ -
Office Supplies	$ 80
Phones	$ -
Postage	$ -
Utilities	$ -
Rents	$ 285
Tax and License	$ -
Advertising	$ -
Total Expenses	$ 365
Net Profit (Loss)	$ (365)

2014 Statement of Shareholder Equity

Issued Stock

Name	# of Shares	Par Value	Type	S/H Equity
Barry Thornton	1,050,000*	$0.001	Common, Restricted	($31,020)
Jeffrey Fry	1,050,000^	$0.001	Common, Restricted	($31,020)
Michael Schwartz	1,050,000^	$0.001	Common, Restricted	($31,020)
Billy Hayden	74,000*	$0.001	Common, Restricted	($ 2,186)
Steve Muehler	250,000**	$0.001	Common	($ 7,386)
Employee SOP	526,000	$0.001	Common, Restricted	($15,539)

Notes: * Stock amount adjusted to reflect revaluation of the company's stock to reflect the public offering. No additional capital was acquired.

^ This stock was payment in lieu of salary for 6 months.

** This stock was payment for writing and filing the Regulation A submission to the SEC

2013 Company Balance Sheet

ManeGain Inc.
(Formerly Austin Medical Technologies Inc.)
UNAUDITED BALANCE SHEET
January 1, 2013 – December 31, 2013

I. ASSETS	
Current Assets	
Cash	$ -
Accounts Receivable	$ -
Inventory	$ 300,000
Short term investments	$ -
Total Current Assets	$ 300,000
Other Current Assets-	
Production Equipment	$ 35,000
Total Other Assets	$ 35,000
TOTAL ASSETS $	$335,000
LIABILITIES & OWNER'S EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	$ 42,715
Long-term loans	$ 396,091
Credit cards	$ 14,000
Equity	
Total Owner's Equity	$ (117,806)
TOTAL LIABILITIES & EQUITY	$ 335,000

Owner's equity per share $ (1.767)

Number of shares Issued 66,667
Number of shares Authorized 1,900,000

2013 Company Statement of Cash Flows

ManeGain Inc.
(Formerly Austin Medical Technologies Inc.)
UNAUDITED STATEMENT OF CASH FLOWS
January 1, 2013 – December 31, 2013

I. CASH FROM OPERATING ACTIVITES:	
Net Loss	$ (6,091)
Adjustments to reconcile net loss to net cash provided by operating activities	$ -
Changes in assets and liabilities	$ -
Accounts payable and accrued expenses	$ -
Net cash provided by operating activities	**$ (6,091)**
Cash flows from investing activities	$ -
Net Cash used in investing activities	$ -
Cash flows from financing activities	$ -
Contributions from members	$ -
Loans from Members	$ 6,091
Loan repayment to members	$ -
Net cash provided by financing activities	**$ 6,091**
NET INCREASE IN CASH	**$ 0**
Cash March 31, 2012	**$ 0**

2013 Profit & Loss Statement

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

UNAUDITED PROFIT AND LOSS

January 1, 2013 – December 31, 2013

I. INCOME	
Sales	$ 3,105
Returns	($ 2,675)
Total Income	**$ 430**
II. EXPENSES	
Banking fees	$ 6
Market Promotion	$ 3,275
Office Supplies	$ 220
Phones	$ 103
Postage	$ 135
Utilities	$ 542
Rents	$ 855
Tax and License	$ 615
Advertising	$ 770
Total Expenses	**$ 6,521**
Net Profit (Loss)	**$ (6,091)**

2013 Statement of Shareholder Equity

Issued Stock

Name	# of Shares	Par Value	Type	S/H Equity
Barry Thornton	60,000	$0.001	Common, Restricted	($106,025)
Billy Hayden	6,667	$0.001	Common, Restricted	($ 11,781)

2012 Balance Sheet

ManeGain Inc.
(Formerly Austin Medical Technologies Inc.)
UNAUDITED BALANCE SHEET
January 1, 2012 – December 31, 2012

I. ASSETS	
Current Assets	
Cash	$ -
Accounts Receivable	$ -
Inventory	$ 300,000
Short term investments	$ -
Total Current Assets	$ 300,000
Other Current Assets-	
Production Equipment	$ 35,000
Total Other Assets	$ 35,000
TOTAL ASSETS	$ 335,000
LIABILITIES & OWNER'S EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	$ 36,627
Long-term loans	$ 390,000
Credit cards	$ 14,000
Equity	
Total Owner's Equity	$ (105,627)
TOTAL LIABILITIES & EQUITY	$ 335,000

Owner's equity per share $ (1.584)

Number of shares Issued 66,667
Number of shares Authorized 1,900,000

2012 Statement of Cash Flow

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

<u>UNAUDITED</u> STATEMENT OF CASH FLOWS

January 1, 2012 – December 31, 2012

I. CASH FROM OPERATING ACTIVITES:	
Net Loss	$ (15,627)
Adjustments to reconcile net loss to net cash provided by operating activities	$ -
Changes in assets and liabilities	$ -
Accounts payable and accrued expenses	$ -
Net cash provided by operating activities	**$ (15,627)**
Cash flows from investing activities	$ -
Net Cash used in investing activities	$ -
Cash flows from financing activities	$ -
Contributions from members	$ -
Loans from Members	$ 15,627
Loan repayment to members	$ -
Net cash provided by financing activities	**$ 15,627**
NET INCREASE IN CASH	$0
Cash March 31, 2014	$ 0

2012 Profit & Loss Statement

ManeGain Inc.

(Formerly Austin Medical Technologies Inc.)

<u>UNAUDITED</u> PROFIT AND LOSS

January 1, 2012 – December 31, 2012

I. INCOME	
Sales	$ 19,395
Returns	$ 500
Net Income	**$ 18,895**
II. EXPENSES	
Banking fees	$ 1,849
Commissions	$ 9,060
Insurance	$ 1,321
Internet	$ 425
Market Promotion	$ 3,128
Office Supplies	$ 205
Phones	$ 2,863
Postage	$ 189
Professional Services	$ 11,600
Utilities	$ 542
Rents	$ 1,045
Tax and License	$ 615
Advertising	$ 1,100
Total Expenses	**$ 33,922**
Net Profit (Loss)	**$ (15,627)**

2012 Statement of Shareholder Equity

Issued Stock

Name	# of Shares	Par Value	Type	S/H Equity
Barry Thornton	60,000	$0.001	Common, Restricted	($95,060)
Billy Hayden	6,667	$0.001	Common, Restricted	($10,567)

Note: Total capital raised was $667

Notes to Financial Statements
As of October 2013, ManeGain suspended operations and therefore had not revenues so to speak.

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Incorporation, Conversion & Bylaws (filing)	25
B	Subscription Agreement	05
C	Investor Questionnaire and Agreement	39
D	ASMG FINRA Crowd Funding Web Portal Registration ASMG Registered Investment Advisor ADV 1 ASMG Registered Investment Advisor ADV 2 ASMG U10 (Series 65 Securities Law Information)	17 46 22 01
E	ASMG Listing Agreement	13
F	ASMG Company Webpage (Test-the-Waters)	03
G	Company Mention at SteveMuehler.com	02
H	Legal Opinion Letter	To be filed later

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ManeGain, Inc.

By: Mr. Jeffrey Fry

By: ______________________________
Name: Mr. Jeffrey Fry
Title: Chief Executive Officer & President

By: Mr. Steven J. Muehler

By: ______________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: B6SVLPIWS4WHGD79M8H5FC

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EXHIBIT A

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Phil Wilson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Austin Medical Research, Inc.
File Number: 800840335

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 07/06/2007

Effective: 07/06/2007

Phil Wilson
Secretary of State

CERTIFICATE OF FORMATION
OF
AUSTIN MEDICAL RESEARCH, INC.

The undersigned natural person of the age of eighteen (18) years or more, acting as organizer of a corporation under the Texas Business Organizations Code (the "Code"), does hereby adopt the following Certificate of Formation for the Corporation:

ARTICLE I
NAME

The entity being formed is a business corporation. The name of the entity is: Austin Medical Research, Inc. (the "Corporation").

ARTICLE II
PURPOSE

The purpose for which the Corporation is organized is to engage in any lawful business for which business corporations may be organized under the Code.

ARTICLE III
CAPITAL STOCK

SECTION 1. AUTHORIZED SHARES. The aggregate number of shares of all classes of stock that the Corporation shall have authority to issue is 12,000,000 shares, consisting of 10,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 2,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock").

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of any or all of the following:

(a) The designation of the series, which may be by distinguishing number, letter or title;

(b) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the creation of the series) increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

(c) Whether dividends, if any, shall be cumulative or noncumulative, the dividend rate of the series and the dates at which dividends, if any, shall be payable;

(d) The redemption rights and price or prices, if any, for shares of the series;

(e) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(f) The amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(g) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series of shares, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates of exchange, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion or exchange may be made;

(h) Restrictions on the issuance of shares of the same series or of any other class or series and the right, if any, to subscribe for or purchase any securities of the Corporation or any other corporation;

(i) The voting rights, if any, of the holders of such series; and

(j) Any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions thereof; all as determined from time to time by the Board of Directors and stated in the resolutions providing for the issuance of such Preferred Stock (a "Preferred Stock Designation").

The holders of Common Stock shall be entitled to one vote for each such share upon all questions presented to the shareholders. Except as may be provided in this Certificate of Formation or by the Board of Directors in a Preferred Stock Designation, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of shareholders at which they are not entitled to vote or consent.

The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable laws.

SECTION 2. PREEMPTIVE RIGHTS. No shareholder shall be entitled as a matter of right to any preemptive or preferential right to subscribe for, purchase, or receive additional unissued or treasury shares of any class of the Corporation, whether now or later authorized, or any notes, bonds, debentures, warrants, options, rights or other securities convertible into or entitling the holder to purchase shares. Such additional shares, notes, bonds, debentures, warrants, options, rights or other securities convertible into or entitling the holder to purchase shares may be issued or disposed of as the Board of Directors in its absolute discretion deems advisable.

SECTION 3. CUMULATIVE VOTING. Directors shall be elected by majority vote. Cumulative voting is expressly denied.

ARTICLE IV
SHAREHOLDER ACTION WITHOUT A MEETING

Any action required by statute to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE V
INITIAL REGISTERED OFFICE AND AGENT

The address of the initial registered office of the Corporation is 12400 Hwy 71 West, Suite 350-256, Austin, Texas 78734 and the name of the initial registered agent of the Corporation at such address is Barry Thornton.

ARTICLE VI
BOARD OF DIRECTORS

The number of directors of the Corporation shall be fixed from time to time in the manner provided in the Bylaws; but no decrease shall have the effect of shortening the term of any incumbent director. The number constituting the initial Board of Directors is three, and the name and address of the initial director who is to serve as a director until the first annual meeting of shareholders, or until their respective successors are elected and qualified, is as follows:

NAME	ADDRESS
Barry Thornton	15211 Back of the Moon Austin, TX 78734
Rona Thornton	15211 Back of the Moon Austin, TX 78734
Mark Cohen	2301 Spectrum Irvine, CA 92618

ARTICLE VII
PURCHASE OF SHARES

The Corporation may purchase directly or indirectly its own shares to the extent the money or other property paid or the indebtedness issued therefore does not (i) render the Corporation unable to pay its debts as they become due in the usual course of business or (ii) exceed the surplus of the Corporation, as defined in the Code. Notwithstanding the limitations contained in the preceding sentence, the Corporation may purchase any of its own shares for the following purposes, provided that the net assets of the Corporation, as defined in the Code, are not less than the amount of money or other property paid or the indebtedness issued therefor: (i) to eliminate fractional shares; (ii) to collect or compromise indebtedness owed by or to the Corporation; (iii) to pay dissenting shareholders entitled to payment for their shares under the Code; and (iv) to effect the purchase or redemption of redeemable shares in accordance with the Code.

ARTICLE VIII
BYLAWS

The initial Bylaws of the Corporation shall be adopted by the Board of Directors. The power to alter, amend or repeal the Bylaws of the Corporation or adopt new Bylaws is vested in the Board of Directors, subject to repeal or change by action of the shareholders of the Corporation.

ARTICLE IX
EXCULPATION; INDEMNIFICATION

No director of the Corporation shall be liable to the Corporation or any of its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article does not eliminate or limit the liability of a director for: (i) a breach of a director's duty of loyalty to the Corporation or its shareholders; (ii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an act or omission for which the liability of a director is expressly provided for by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend. If the Code hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Code.

The Corporation shall indemnify, in accordance with and to the fullest extent now or hereafter permitted by the laws of the State of Texas, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Corporation), by reason of his acting as a director, officer, employee or agent of, or his acting in any other capacity for, on behalf of, or at the request of, the

Corporation, against any liability or expense actually or reasonably incurred by such person in respect thereof.

No amendment to or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE X
ORGANIZER

The name and address of the organizer is Nicholas F. Ducoff, 111 Congress Avenue, Suite 1700, Austin, Texas 78701.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 12th day of June, 2007.

ORGANIZER:

[signature]
Nicholas F. Ducoff
Organizer

CONSENT TO USE OF SIMILAR NAME

To the Texas Secretary of State:

The undersigned entity hereby consents to the use of a similar name by **AUSTIN MEDICAL RESEARCH, INC.** for the purpose of filing a Certificate of Formation.

IN WITNESS WHEREOF, the undersigned has caused this Consent to be executed this 6th day of July, 2007.

AUSTIN MEDICAL CENTER, INC.

By: Sheri Dankert
Name: Sheri Dankert
Title: VP of Finance

AUS:592920.1

Form 424 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**

This space reserved for office use.

Entity Information

The name of the filing entity is:

Austin Medical Technologies, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- [x] For-profit Corporation
- [ ] Nonprofit Corporation
- [ ] Cooperative Association
- [ ] Limited Liability Company
- [ ] Professional Corporation
- [ ] Professional Limited Liability Company
- [ ] Professional Association
- [ ] Limited Partnership

The file number issued to the filing entity by the secretary of state is: 800840335

The date of formation of the entity is: July 6, 2007

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

ManeGain, Inc.

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

____

First Name *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

Street Address (No P.O. Box) *City* *State* *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: ______________

By: ______________________

____
Signature of authorized person

____
Printed or typed name of authorized person (see instructions)

Franchise Tax Account Status

As of: 11/10/2014 07:24:20 PM

This Page is Not Sufficient for Filings with the Secretary of State

MANEGAIN, INC.

Texas Taxpayer Number	12604968946
Mailing Address	12400 W HIGHWAY 71 STE 350-256 BEE CAVE, TX 78738-6517
Right to Transact Business in Texas	ACTIVE
State of Formation	TX
Effective SOS Registration Date	07/06/2007
Texas SOS File Number	0800840335
Registered Agent Name	BABARRY W THORNTON
Registered Office Street Address	12400 HWY 71 WEST STE 350-256 AUSTIN, TX 78738

BYLAWS
OF

ManeGain, Inc.
A Texas Corporation

Adopted as of August 9th, 2014

BYLAWS of

ManeGain, Inc.

A Texas Corporation

ARTICLE I

SHAREHOLDERS

1. Annual Meeting

A meeting of the shareholders shall be held annually for the election of directors and the transaction of other business on such date in each year as may be determined by the Board of Directors, but in no event later than 365 days after the anniversary of the date of incorporation of the Corporation.

2. Special Meetings

Special meetings of the Shareholders may be called by the Board of Directors, Chairman of the Board or President, and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business which may be transacted is that relating to the purpose or purposes set forth in the notice thereof.

3. Place of Meetings

Meetings of the Shareholders shall be held at such a place within or outside of the State of Texas as may be fixed by the Board of Directors. If no place is so fixed, such meetings shall be held at the principal office of the Corporation.

4. Notice of Meetings

Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

If, at any meeting, action is proposed to be taken which, if taken, would entitle objecting shareholders to receive payment for their shares, the notice shall include a statement of that purpose and to that effect.

A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than fifty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States Mail, with postage thereon prepaid, directed to the shareholder at his / her / its address as it appears on the record of the shareholder, or, if he / she / it shall have filed with the Secretary of the Corporation a written request that notices to him / her / it be mailed to some other address, then directed to him / her / it a such other address.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment of the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section 4.

5. Waiver of Notice
Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him / her / it.

6. Inspectors of Election
The Board of Directors, in advance of any shareholders' meeting, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at a shareholders' meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint two inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment in advance of the meeting by the Board or at the meeting by the person presiding thereat. Each inspector, before entering upon the discharge of their duties, shall take and sign an oath faithfully to execute the duties of such inspector at such meeting with strict impartiality and according to the best of their ability.

The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote at the meeting, count and tabulate all votes, ballots or consents, determine the result thereof, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, or of any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, question or matter determined by them and shall execute a certificate of any fact found by them. Any report or certificate made by them shall be prima facie evidence of the facts stated and of any vote certified by them.

7. List of Shareholders at Meeting

A list of the shareholders as of the record date, certified by the Secretary or any Assistant Secretary or by a transfer agent, shall be produced at any meeting of the shareholders upon the request there at or prior thereto of any shareholder. If the right to vote at any meeting is challenged, the inspectors of election, or the person presiding thereat, shall require such list of the shareholders to be produced as evidence of the right of the persons challenged to vote at such meeting, and all persons who appear from such list to be shareholders entitled to vote thereat may vote at such meeting.

8. Qualification of Voters

Unless otherwise provided in the Articles of Incorporation, every shareholder of record shall be entitled at every meeting of the shareholders to one vote for every share standing in its name on the record of the shareholders.

Treasury shares as of the record date and shares held as of the record date by another domestic or foreign corporation of any kind, if a majority of the shares entitled to vote in the election of directors of such other corporation is held as of the record date by the Corporation, shall not be shares entitled to vote or to be counted in determining the total number of outstanding shares.

Shares held by an administrator, executor, guardian, conservator, committee or other fiduciary, other than a trustee, may be voted by such fiduciary, either in person or by proxy, without the transfer of such shares into the name of such fiduciary. Shares held by a trustee may be voted by him or her, either in person or by proxy, only after the shares have been transferred into his or her name as trustee or into the name of his or her nominee.

Shares standing in the name of another domestic or foreign corporation of any type or kind may be voted by such officer, agent or proxy as the bylaws or such corporation may provide, or, in the absence of such provision, as the board of directors of such corporation may determine.

No shareholder shall sell his or her vote, or issue a proxy to vote, to any person for any sum of money or anything of value except as permitted by law.

9. Quorum of Shareholders

The holders of a majority of the shares of the Corporation issued and outstanding and entitled to vote at any meeting of the shareholders shall constitute a quorum at such meeting for the transaction of any business, provided that when a specified items of business is required to be voted on by a class or series, voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified item of business.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The shareholders who are present in person or by proxy and who are entitled to vote may, by a majority of votes cast, adjourn the meeting despite the absence of a quorum.

10. Proxies
Every shareholder entitled to vote at a meeting of the shareholders, or to express consent to dissent without a meeting, may authorize another person or persons to act for him or her by proxy.

Every proxy must be signed by the shareholder or their / its attorney. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of adjudication of such incompetence or of such death is received by the Secretary or any Assistant Secretary.

11. Vote or Consent of Shareholders
Directors, except as otherwise required by law, shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election.

Whenever any corporate action, other than the election of directors, is to be taken by vote of the shareholders, it shall, except as otherwise required by law, be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting or written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as an unanimous vote of shareholders.

12. Fixing the Record Date

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be less than ten nor more than fifty days before the date of such meeting, nor more than fifty days prior to any other action.

When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE II
BOARD OF DIRECTORS

1. Power of Board and Qualification of Directors

The business of the Corporation shall be managed by the Board of Directors. Each director shall be at least eighteen years of age.

2. Number of Directors

The number of directors constituting the entire Board of Directors shall be the number, not less than THREE nor more than SEVEN, fixed from time to time by a majority of the total number of directors which the Corporation would have, prior to any increase or decrease, if there were not vacancies, provided, however, that no decrease shall shorten the term of an incumbent director, and provided further that if all of the shares of the Corporation are owned beneficially and of record by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders. Until otherwise fixed by the directors, the number of directors constituting the entire board shall be THREE.

3. Election and Term of Directors

At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Quorum and Term of Directors

A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceeding of the Board or committee.

5. Meetings of the Board

An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of each special meeting of the Board shall be given to each director either by mail not later than noon, Texas Time, on the third day prior to the meeting or by email, text, written message or orally no later than noon, Texas Time, on the day prior to the meeting. Notices are deemed to have been properly given if given: by mail, when deposited in the United States Mail; by email or text at the time of sending; or by messenger at the time of delivery. Notices by mail or messenger shall be sent to each director at the address designated by him or her for that purpose, or, if none has been so designated, at his or her last known residence or business address.

Notice of a meeting of the Board of Directors need not be given to any director who submits a signed waiver of notice whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to any director.

A notice, or waiver of notice, need not specify the purpose of any meeting of the Board of Directors.

A majority of the directors, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

6. Resignations

Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

7. Removal of Directors

Any one or more of the directors may be removed for cause by action of the Board of Directors. Any or all of the directors may be removed with or without cause by vote of the shareholders.

8. Newly Created Directorships and Vacancies

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board of Directors for any reason except the removal of directors by shareholders may be filled by vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring as a result of the removal of directors by shareholders shall be filled by the shareholder. A director elected to fill a vacancy shall be elected to hold for the unexpired term of his predecessor.

9. Executive and Other Committees of Directors

The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of two or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in a committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors.

10. Compensation of Directors
The Board of Directors shall have authority to fix the compensation of Directors for services in any capacity.

11. Interest of Directors in a Transaction
Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his / her / their votes are counted for such purpose. In the absence of fraud any such contract and transaction conclusively may be authorized or approved as fair and reasonable by: (a) the Board of Directors or a duly empowered committee thereof, by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors (although such interested director or directors may be counted in determining the presence of a quorum at the meeting which authorizes such contract or transaction), if the fact of such common directorship, officership or financial interest is disclosed or known to the Board or Committee, as the case may be; or (b) the shareholders entitled to vote for the election of directors, if such common directorship, officership or financial interest is disclosed or known to the shareholders.

ARTICLE III
OFFICERS

1. Election of Officer

The Board of Directors, as soon as may be practicable after the annual election of directors, shall elect a President, a Secretary, and a Treasurer, and from time to time may elect or appoint such other officers as it may determine. Any two or more offices may be held by the same person, except that the same person may not hold the offices of President and Secretary unless the person is the sole shareholder of the Corporation and holding of said offices of President and Secretary by such person is permitted under applicable law. The Board of Directors may also elect one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

2. Other Officers

The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

3. Compensation

The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors

4. Term of Office and Removal

Each officer shall hold office for the term for which he is elected or appointed; and until his or her successor has been elected or appointed and qualified. Unless otherwise provided in the resolution of the Board of Directors electing or appointing an officer, his or her term of office shall extent to and expire at the meeting of the Board following the next annual meeting of shareholders. Any officer may be removed by the Board with or without cause, at any time. Removal of an officer without cause shall be without prejudice to his or her contract rights, if any, and the election or appointment of an officer shall not of itself create contract rights.

5. President

The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall also preside at all meetings of the shareholders and the Board of Directors.

The President shall execute bonds, mortgages and other contracts requiring a seal, under the Seal of the Corporation, except when required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

6. Vice Presidents

The Vice Presidents, in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election, during the absence or disability of or refusal to act by the President, shall perform the duties and exercise the powers of the President and shall perform such other duties as the Board of Directors shall prescribe.

7. Secretary and Assistant Secretaries

The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the Corporate Seal of the Corporation and the Secretary, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature or by the signature of such Assistant Secretary. The Board of Directors may give authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order designated by the Board of Directors, or in the absence of such designation then in the order of their election, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, shall perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

8. Treasurer and Assistant Treasurer

The Treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds as may be ordered by the Board of Directors, taking proper vouchers for such disbursement, and shall render to the President and the Board of

Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer, and for the restoration to the Corporation, in the case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order designated by the Board of Directors, or in the absence of such designation, then in the order of their election, in the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, shall perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

9. Books and Records

The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceeding of the shareholders, Board of Directors and any committees of directors; and a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Texas or at the office of its transfer agent or registrar in the State of Texas, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

10. Checks, Notes, etc.

All checks and drafts on, and withdrawals from the Corporation's accounts with banks or other financial institutions, and all bills of exchange, notes and other instruments for the payment of money, drawn, made, endorsed, or accepted by the Corporation, shall be signed on its behalf by the person or persons thereunto authorized by, or pursuant to resolution of, the Board of Directors.

ARTICLE IV
CERTIFICATES AND TRANSFERS OF SHARES

1. Forms of Share Certificates
The share of the Corporation shall be represented by certificates, in such forms as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. The Shares may be sealed with the Seal of the Corporation or a facsimile thereof. The signatures of the officer upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registrar other than the Corporation or its employee. In the case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of issue.

Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Texas; (b) the name of the person or persons to whom issued; and the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. Transfers of Shares
Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent or a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

3. Lost, Stolen or Destroyed Share Certificates
No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the

Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE V
OTHER MATTERS

1. Corporate Seal
The Board of Directors may adopt a Corporate Seal, alter such Seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. Fiscal Year
The fiscal year of the Corporation shall be the twelve months ending December 31st, or such other period as may be fixed by the Board of Directors.

3. Amendments
Bylaws of the Corporation may be adopted, amended or repealed by vote of the holders of the shares at the time entitled to vote in the election of any directors. Bylaws may also be adopted, amended or repealed by the Board of Directors, but any bylaws adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon as herein provided.

If any bylaw regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the bylaw so adopted, amended or repealed, together with a concise statement of the changes made.

IN WITNESS WHEREOF, following adoption of this Company Bylaws have been executed as of the date first set forth above.

Signed,

By: ______________________________ Date: November 1, 2014
Jeffrey Fay, CEO and President

EXHIBIT B

ManeGain, Inc.

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 1,000,000

Subject to the terms and conditions of the shares of Common Stock described in the ManeGain, Inc. Offering Circular dated November 9th, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $3.50 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "ManeGain, Inc." evidencing $3.50 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($350.00).

I understand that my subscription is conditioned upon acceptance by ManeGain, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that ManeGain, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Common Stock Units of ManeGain, Inc., with a par value of $0.001, at a purchase price **of $3.50 (THREE DOLLARS AND FIFTY CENTS) per share** (aggregate purchase price: $_________________).

Made ______________________________, by and between ManeGain, Inc., a Texas Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to ONE MILLION Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **ManeGain, Inc., C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **ManeGain, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>**Notices.**</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **ManeGain, Inc, 12400 West Highway 71, Suite 350-256, Austin, Texas 78738**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Texas, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

ManeGain, Inc.

By: ______________________________________
Mr. Jeffrey Fry, Chief Executive Officer

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number

EXHIBIT C

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

www.AlternativeSecuritiesMarket.com

NEW INVESTOR QUESTIONNAIRE AND AGREEMENT

(United States Citizen)

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

TABLE OF CONTENTS FOR THIS QUESTIONNAIRE AND AGREEMENT

NEW INVESTOR QUESTIONNAIRE (*Individual Investors*):

PART ONE:

Thank you for singing up as an Individual Investor with Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. In order to provide you Investment Access to Issuers raising capital, we need to ask you a few questions. This will determine which companies you will have access to, as well as auto-populate this information into the subscription agreement of an investment when you are ready to Invest. Please complete the questions on page ONE, check the Box(es) that apply on pages 2-5 and electronically sign the last page of this Agreement.

Name: ______________________________

Spouse Name (if applicable): ______________________________

Address: ______________________________

Address Line 2 (if applicable): ______________________________

City: ______________________________

State or Province: ______________________________

Postal Code / Zip Code: ______________________________

Country: ______________________________

Best Phone Number: ______________________________

Alternate Phone Number (not required): ______________________________

Email Address: ______________________________

Check One (cont.):

(__) I made $200,000 or more in the last two years and expect to make at least $200,000 this year.

(__) My household income was $300,000 or more in the last two years and it is expected to be at least $300,000 this year.

(__) I have a net worth either on my own or jointly with my spouse of $1,000,000 or more excluding my home.

(__) None of the above.

PART TWO:

Investor Suitability Questionnaire:

1. ***Income Tax Bracket:***
   (__) 15% or less

   (__) 15-27%

   (__) 28% or more

2. ***When do you expect to need the funds from your Investments:***
   (__) Less than one year

   (__) 1-3 years

   (__) 3-5 years

   (__) 6-10 years

   (__) 11+ years

3. ***Net Worth (excluding your home):***

   (__) $1 to $5,000

   (__) $5,001 to $10,000

   (__) $10,001 to $50,000

   (__) $50,000 to $100,000

   (__) $100,001 to $500,000

   (__) $500,001 to $999,999

   (__) $1,000,000 to $5,000,000

   (__) Greater than $5M

4. ***Annual Income:***

   (__) Less than $15,000

   (__) $15,001 to $25,000

   (__) $25,001 to $50,000

   (__) $50,001 to $100,000

   (__) $100,001 to $150,000

   (__) $150,000 to $199,000

   (__) $200,000 to $300,000

   (__) More than $300,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

5. ***Household Income:***
(__) Less than $15K

(__) $15,001 to $25,000

(__) $25,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $150,000

(__) $150,001 to $199,999

(__) $200,000 to $300,000

(__) More than $300,000

6. ***Past Private Equity or Private Debt Investments:***
(__) None

(__) One Investment

(__) 2-5 Investments

(__) Six or Move Investments

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

7. ***Employment Status:***
(__) Student

(__) Self-Employed

(__) Employed in Same Field Less than Five Years

(__) Employed in Same Field Five Years or More

(__) Retired

(__) Unemployed

8. ***Education:***
(__) None

(__) GED

(__) High School

(__) College 2 Year

(__) College 4 Year

(__) Masters/PHD

9. ***Annual Expenses:***
(__) $50,000 or Less

(__) $50,001 to $100,000

(__) $100,001 to $250,000

(__) $250,001 to $500,000

(__) Over $500,000

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

10. Liquid Net Worth:

(__) $1 to $5,000

(__) $5,001 to $10,000

(__) $10,001 to $50,000

(__) $50,001 to $100,000

(__) $100,001 to $500,000

(__) $500,001 to $999,999

(__) $1,000,000 to $5,000,000

(__) Greater than $5,000,000

11. Marital Status:

(__) Single

(__) Married

(__) Domestic Partner

(__) Divorced

(__) Widowed

12. Number of Dependents:

(__) One

(__) Two to Three

(__) Four to Five

(__) Greater than Five

13. ***Are you or any of your immediate family employed by or associated with the Securities Industry?***
(__) YES

(__) NO

14. ***Are you an officer, director or 10% (or more) shareholder in a publicly-owned company?***
(__) YES

(__) NO

15. ***Notify me of new investments as they are added to: (www.AlternativeSecuritiesMarket.com).***

(__) YES

(__) NO

In the next 1-24 hours we will review your questionnaire. As part of the approval process, an Operations Managers with Alternative Securities Markets Group may contact you to discuss the risks associated with investing in the securities offered by issuers on the Alternative Securities Market, and to answer any questions you may have about the Alternative Securities Market.

Once you are approved, we will email your Investor Designation and a link to your Private Online Alternative Securities Markets Group's Investment Account.

*** The Accuracy of your application is extremely important to us. In order that we may make a fair judgment on your financial background, the information you submit may be subject to verification.*

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Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

User Agreement for Alternative Securities Markets Group

Effective October 10th, 2014

Welcome to ***the Alternative Securities Market!*** This user agreement (this "Agreement") is a contract between you and **Alternative Securities Markets Group Corporation** and governs all transactions between you and **Alternative Securities Markets Group Corporation**, as well as your use of **Alternative Securities Markets Group Corporations's** Services (the "Services"). Before you complete your registration with **the Alternative Securities Market**, you must read and accept all of the terms and conditions in, and linked to, this Agreement, including the Privacy Policy.

1. **Alternative Securities Markets Group and your account.**

About Alternative Securities Markets Group:

- Alternative Securities Markets Group manages an electronic website at that allows you to make investments in small business, including start-ups. Issuers list securities at www.AlternativeSecuritiesMarket.com, and we enable you to place order for these securities, facilitate payment for them, and help you track your investment history. Your payments for securities will be deposited into a third-party escrow account for subsequent disbursement to the issuer of the securities, or deposited directly into the issuer's account, in accordance with the terms of the offering. **Alternative Securities Markets Group Corporatin does not hold funds or securities on the issuers or your behalf.**

- **About your Alternative Securities Markets Group Account:** When you register at www.AlternativeSecuritiesMarket.com, you create an account that allows you to interact with the website and the use of the Services. By creating this account, you represent that you are either: (i) an individual and wish to place orders on your own behalf; or (ii) an individual authorized to place orders on behalf of a corporation or other entity.

- **Eligibility:** To be eligible to use the Services, you must be 18 years old. Not all investment products and services referenced on www.AlternativeSecuritiesMarket.com are intended for every investor. Example, Regulation S Securities are only for non-residents of the United States and CA1001 Securities are only for Qualified Investors that are residents of the State of California. You agree to review the section "Types of Securities Offered on www.AlternativeSecuritiesMarket.com", and that you agree that you have all requisite authority to enter into and use the Services contemplated by this agreement. **This website will not be considered a solicitation for or offering of any security, investment product or service to any person in any jurisdiction where such solicitation or offering would be illegal.**

- **Your Information:** You agree that the information you provide during the www.AlternativeSecuritiesMarket.com process is current, accurate, truthful and complete, and you will regularly update this information to maintain its completeness and accuracy. You are responsible for maintaining the confidentiality of any account information that you use to access any feature on www.AlternativeSecuritiesMarket.com, and also for logging off of your account and any protected areas of www.AlternativeSecuritiesMarket.com. Further, you are fully responsible for all activities occurring under your account that result from your failure to use or maintain appropriate security measures. If you become aware of any suspicious or unauthorized conduct concerning your account, you agree to contact LEGAL@ASMMARKETSGROUP.COM immediately. We will not be liable for any loss or damage arising from your failure to promptly notify us of such conduct.

- **Verification:** United States Federal Law requires financial institutions to obtain, verify and record information that identifies persons, entities or corporations seeking to open accounts with Alternative Securities Markets Group. You agree to provide Alternative Securities Markets Group with all required information or documentation that permits Alternative Securities Markets Group to verify your identity. Any required information you provide to Alternative Securities Markets Group may be subject to verification, including through the sharing of such information with third parties for this purpose. Your account may be rejected, restricted or closed if Alternative Securities Markets Group cannot verify required information.

- **Privacy:** To create your Alternative Securities Markets Group Account at www.AlternativeSecuritiesMarket.com, we may ask for certain information that allows us to comply with certain rules and regulations related to, among other things, suitability of investments and anti-money laundering. For a complete description of how we use and protect your personal information, see our Privacy Policy section of this agreement and at www.AlternativeSecuritiesMarket.com.

- **Closing Your Account:** You may ask Alternative Securities Markets Group to close your account by emailing LEGAL@ASMMARKETSGROUP.COM. Once your account is closed, your purchase confirmations remain available on the site for 60 days, and we will mail all required tax forms to the address on your account when they become available.

- **U.S. Economic Sanctions:** You represent that you, or the organization for which you are acting as an authorized person, have not been designated by the United States Department of Treasury's Office of Foreign Assets Control ("OFAC") as a Specially Designated National or Blocked Person, you have no reason to believe that you would be considered a Blocked Person by OFAC, and you do not reside in a restricted country. You also represent that, to the best of your knowledge, you are not employed by or acting as an agent of any government, government-controlled entity or Government Corporation restricted under OFAC. You understand that if your application violates OFAC guidelines, your account may be declined or restricted from certain activity.

- **Alternative Securities Markets Group's Relationship with Issuers:** Alternative Securities Markets Group is a Joint Venture and Minority Equity Shareholder of all Companies listed on www.AlternativeSecuritiesMarket.com, and Alternative Securities Markets Group has entered into agreements with issuers on www.AlternativeSecuritiesMarket.com to list Direct Public Offerings and select Private Placements of their securities on www.AlternativeSecuritiesMarket.com. We are NOT authorized to accept your order to purchase these securities as members of each of these companies, ONLY to transmit these orders to the issuers, and facilitate the execution of the Company's payment instructions. Alternative Securities Markets Group receives "NO" financial compensation from issuers for directing your order to the issuer, but we do receive financial compensation for certain administrative costs associated with the management of the Offering, generally in the form of stock in the Company. The details of this compensation are available in the offering memorandum for each security. **Your funds will flow into a third-party escrow account for payment to the issuer, or**

directly to the issuer's escrow holding account, in accordance with the terms of the offering. Alternative Securities Markets Group is not party to the funds. Security ownership is transferred to you directly from the issuer. **Alternative Securities Markets Group does not hold securities.** The terms and features of the securities available on www.AlternativeSecuritiesMarket.com are at the discretion and control of the issuers and will be stated in the offering memorandum for each security. We will make the offering memorandum for each security available to qualified investors on a password-protected section of www.AlternativeSecuritiesMarket.com. It is your responsibility to review and understand the information in the offering memorandum before placing an order for securities.

2. Investment Services

- **No Advice**: Alternative Securities Markets Group does not provide legal, tax, estate-planning or investment advice regarding the suitability, profitability or appropriateness of any security. We are required by law to ascertain your suitability for an investment based on your personalized input, but you are responsible for determining whether any investment or suitable for you based on your legal investment objectives and personal and financial situation. You should consult an attorney or tax professional regarding your specific legal or tax situation.

- **Nondisclosure of Material, Nonpublic Information:** In connection with the Services it provides, Alternative Securities Markets Group may come into possession of confidential, non-public information. We are prohibited from improperly disclosing or using this information for our own benefit or for the benefit of any other person. We maintain policies and procedures designed to prohibit the communication of this information to persons who do not have the legitimate need to know the information, to meet our obligations to issuers, and to remain in compliance with applicable law. You understand and agree that, in certain circumstances, we may have information that, if disclosed, might affect your decision to buy a security, but that we will be prohibited from communicating to you or using for your benefit.

- **Facilitating Your Payments:** Opening an account and browsing www.AlternativeSecuritiesMarket.com are services offered to you free of charge. www.AlternativeSecuritiesMarket.com is your access point to Alternative Securities Markets Group's Market Listed Companies and allows you to order a security from the issuer and facilitates your purchase of that security using one of our permitted payment methods. Alternative Securities Markets Group is not a party to the flow of funds to the issuer.

- **Transaction Amounts and Limitations:** Alternative Securities Markets Group, along with each of its issuers, reserves the right to deny an investment transaction or to place a limit on the dollar amount of a transaction for any reason, including, for example, if you fail suitability for a particular security or for activity that Alternative Securities Markets Group or the issuer, in their sole discretion, believes to be suspicious on your account. If Alternative Securities Markets Group, or an issuer, limits an investment, you can request a review and an exception on a case-by-case basis with the ISSUER. Alternative Securities Markets Group imposes minimum and maximum transaction amounts for each investment and may change those minimum and maximum amounts from time to time.

- **Applicable Rules and Regulations:** All transactions in your account will be subject to Alternative Securities Markets Group's internal rules and policies and, where applicable, to FINRA rules and regulations; the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; the rules and regulations of the SEC, the Board of Governors of the Federal Reserve System, and any applicable self-regulatory organizations; and other federal and state laws and regulations. In no event will Alternative Securities Markets Group be obliged to effect any transaction it believes would violate any International, Federal or State law, rule, or regulation, or the rules or regulations of any regulatory or self-regulatory body.

3. **Electronic Signatures and Delivery of Documents**

- **Electronic Signatures:** By completing a Alternative Securities Markets Group account application online at www.AlternativeSecuritiesMarket.com, you give your valid consent to this Agreement and all other documents governing your relationship with Alternative Securities Markets Group. The use of an electronic version of the account documents fully satisfies any requirement that they be provided to you in writing, and the electronic version of this Agreement is considered to be the true, complete and enforceable record of our Agreement, admissible in judicial or administrative proceedings to the same extent as if the documents were originally generated and maintained in printed form. You are solely responsible for reviewing and understanding all the terms and conditions of these documents, and you accept as reasonable and proper notice, for the purpose of any laws, rules and regulations, notice by electronic means. You may access and retain a record of the documents you electronically sign through www.AlternativeSecuritiesMarket.com.

- **Electronic Delivery of Documents:** You agree that Alternative Securities Markets Group will provide you with an electronic copy of all documents and communications related to your account, for example, transaction confirmations, account statements and tax-reporting documentation. When documents related to your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com are available, we will send a notice to the email address you have provided, and you will be able to view the documents at any time by visiting www.AlternativeSecuritiesMarket.com and signing into your account.

  At any time during the term of this Agreement, you may direct Alternative Securities Markets Group to send all future communications to you in non-electronic form, by sending written notice to us in accordance with Section 16 of this Agreement. You understand and agree that we shall treat any such notice as a withdrawal of your consent to receive communications by electronic delivery and as a request by you to close your account subject to the conditions set forth in Section 1.4.

4. **User Restrictions**

- **Restricted Activities:** In connection with your use of www.AlternativeSecuritiesMarket.com, or Alternative Securities Markets Group Services, or in the course of your interactions with Alternative Securities Markets Group, you agree that you will not:

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- Breach this Agreement or any other agreement that you have entered into with Alternative Securities Markets Group.
- Violate any law, statute, ordinance, or regulation
- Infringe Alternative Securities Markets Group's or any third party's copyright, patent, trademark, trade secret or other intellectual property rights, or rights of publicity or privacy.
- Act in a manner that is defamatory, trade libelous, unlawfully threatening or unlawfully harassing.
- Post comments that are false, inaccurate, misleading, defamatory, or contain libelous content.
- Post comments containing personal information, including without limitations, telephone numbers, street addresses, and last names.
- Provide false, inaccurate or misleading information.
- Pay for your transactions with fraudulent funds or with what we reasonably believe to be potentially fraudulent funds.
- Refuse to cooperate in any investigation or provide confirmation of your identity or any information you provide to us.
- Use an anonymizing proxy.
- Control an account that is linked to another account that has engaged in any of these restricted activities. We may use evidence other addresses, common business names, phone numbers and mailing addresses.
- Use the services in a manner that results in or may result in complaints, disputes, claims, fees, fines, penalties and other liability to Alternative Securities Markets Group or you.

- **Access and Interference:** Much of the information on www.AlternativeSecuritiesMarket.com is updated on a real-time basis and is proprietary or is licensed to Alternative Securities Markets Group by third parties. www.AlternativeSecuritiesMarket.com contains robot exclusion headers. You agree that you will not:

  - Use any robot, spider, scraper or other automated means to access www.AlternativeSecuritiesMarket.com for any purpose without our express written permission.
  - Attempt to obtain unauthorized access to any features of www.AlternativeSecuritiesMarket.com, or to any other protected materials or information, through any means not intentionally made available to you by Alternative Securities Markets Group.
  - Take any action that may impose (in our sole judgment) any unreasonable or disproportionately large load on our infrastructure.
  - Copy, reproduce, modify, create derivative works from, distribute, or publicly display any content from www.AlternativeSecuritiesMarket.com without the prior expressed written permission of Alternative Securities Markets Group and the appropriate third party, as applicable.
  - Interfere or attempt to interfere with the proper working of the website or any activities conducted on www.AlternativeSecuritiesMarket.com
  - Facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, or surreptitiously intercept or expropriate any system, data or information.

- Use any device, software or routine to bypass our robot exclusion headers or other measures we may use to prevent or restrict access to www.AlternativeSecuritiesMarket.com
- Take any action that may cause Alternative Securities Markets Group to lose any of the services from our internet service providers, payment processors, or other suppliers.

5. Your Liability and Actions We May Take

- **Your Liability:** You are responsible for all claims, fees, fines, penalties and other liability incurred by Alternative Securities Markets Group or any third party caused by or arising out of your breach of this Agreement or your use of the Services. You agree to reimburse Alternative Securities Markets Group for all such liabilities.

- **Actions We May Take:** If you engaged in any restricted activities, we may take various actions to protect Alternative Securities Markets Group from claims, fees, fines, penalties and any other liability. The actions we may take include but are not limited to the following:

  i. We may close, suspend, or place restrictions on your Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com.
  ii. We may update inaccurate information you provided to us.
  iii. We may remove user comments that do not comply with section 4.1 above.
  iv. We may refuse to provide the Services to you in the future.
  v. We may take legal action against you.

  Whether we decide to take any of the above steps, remove content, or refuse to provide Services, we do not monitor, and you agree we will not be subject to liability for monitoring www.AlternativeSecuritiesMarket.com.

- **Account Suspensions or Restriction:** Alternative Securities Markets Group, in its sole discretion, reserves the right to terminate this Agreement or access to www.AlternativeSecuritiesMarket.com or the Services. We also reserve the right to suspend or place restrictions on your account for any reason and at any time upon notice to you. Account restrictions may include a limitation on the dollar amount of transactions we will accept from your account. If your account is suspended, you will be unable to invest and we will not issue any payment to you. If we suspend or place restrictions on your account, we will provide you with notice and opportunity to request reconsideration, if appropriate.

6. Contact Alternative Securities Markets Group:

- If you have any questions or comments about this Agreement, your account at www.AlternativeSecuritiesMarket.com or Alternative Securities Markets Group's practices, you may contact us at:

  Alternative Securities Markets Group Corporation
  4050 Glencoe Avenue
  Marina Del Rey, California 90292

Phone: (213) 407-4386
Legal@AlternativeSecuritiesMarket.com

7. Canceling or Disputing a Transaction

- ***Alternative Securities Markets Group is not authorized to issue refunds directly to the investor.*** We reserve the right to suspend a user's Alternative Securities Markets Group account at www.AlternativeSecuritiesMarket.com if a transaction is canceled or disputed. Alternative Securities Markets Group is not responsible for any errors that may arise in the transmission of your order to the issuer. You may call Alternative Securities Markets Group at (213) 407-4386 or Email Alternative Securities Markets Group at LEGAL@ALTERNATIVESECURITIESMARKET.COM to request cancellation of a transaction, or, if you believe a transaction on your account was unauthorized, to dispute a transaction. Refunding the transaction is ultimately at the discretion of the escrow agent (for funds being held in escrow) or the issuer. If the issuer allows redemption, funds will be returned and the security issuance canceled based on the terms and time-frames indicated in the offering memorandum. To dispute a transaction, you may also file with the escrow agent used to consummate the transaction and receive funds directly from the agent (if an escrow agent was used), in which case you will be required to return the related securities to the escrow agent for cancellation.

8. Disputes with Alternative Securities Markets Group

- **Effect of Arbitration Agreement:** This Agreement contains a pre-dispute arbitration agreement. By entering into the arbitration agreement the parties agree as follows:
  - All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
  - Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
  - The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
  - The arbitrators do not have to explain the reasons for their award.
  - The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the Securities industry.
  - The rules of some arbitration forums may impose time limits for brining a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
  - The rules of the arbitration forum in which the claim is filed, as amended from time to time, are hereby incorporated by reference into this Agreement.
- **Arbitration Agreement:** All controversies that may arise between (including but not limited to controversies concerning any account, order or transaction, or the continuation, performance, interpretation or breach of this or any other agreement between us, whether entered into or arising before, on or after the date this account is opened) shall be determined by arbitration in accordance with the rules then prevailing of FINRA or the U.S. Securities & Exchange Commission. You make this arbitration agreement on behalf of (i) yourself and your heirs, administrators, representatives, executors, successors,

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

assigns; or (ii) the corporation or other entity for which you are acting as an authorized person; and with all other persons claiming a legal or beneficial interest in your account. You understand that judgment upon any arbitration award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class action who has not opted out of the class with respect to any claims encompassed by the putative class action until (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

- **Arbitration Hearings:** Any arbitration hearing will be held in the State of California unless otherwise agreed between you and Alternative Securities Markets Group or unless the rules of the organization administering the arbitration (i.e., the U.S. Securities & Exchange Commission) require another hearing location. You agree to the personal jurisdiction of the Courts of the State of California to interpret and enforce these arbitration provisions described in the Agreement. All arbitration will be held in English Language, unless otherwise agreed to by parties.

9. Limitations of Liability

- In no event shall Alternative Securities Markets Group Agents, Employees, Affiliates or Suppliers be liable for lost profits or any special, incidental or consequential damages arising out of or in connection with www.AlternativeSecuritiesMarket.com or the Services Agreement (however arising, including negligence). In States that do not allow the exclusion or limitation of incidental or consequential damages, the above limitation or exclusion may not apply to you. Our liability, and the liability of our Agents, Employees, Affiliates and Suppliers, to you or any third parties in any circumstance is limited to the actual amount of direct damages.

10. No Warranty

- **General:** Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers provide the Services "as is" and without any warranty or condition, express, implied or statutory. Alternative Securities Markets Group and our Agents, Employees, Affiliates and Suppliers disclaim any implied warranties of title, merchantability, fitness for a particular purpose and non-infringement. Alternative Securities Markets Group does not guarantee continuous, uninterrupted or secure access to our Services, and operation of our website may be interfered with by numerous factors outside of our control. In States that do not allow the disclaimer of implied warranties, the disclaimers in this Section may not apply to you. This Section gives you specific legal rights and you may also have other legal rights that vary from State to State.

- **Third Party Data:** To the fullest extent permitted under applicable law, Alternative Securities Markets Group makes no representation or warranty, express or implied, with respect to any third party data provided to Alternative Securities Markets Group or its transmission, timeliness, accuracy or completeness, including but not limited to implied

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

warranties or warranties of merchantability or fitness for a particular purpose. Alternative Securities Markets Group will not be liable in any way to you or to any other person for any inaccuracy, error or delay in or omission of any third party data or the transmission or delivery of any such third party data and any loss or damage arising from (i) any such inaccuracy, error, delay or omission, (ii) third-party non-performance, or (iii) interruption in any such third party data due either to any negligent act or omission by Alternative Securities Markets Group of "force majeure" or any other cause beyond reasonable control of Alternative Securities Markets Group.

- **Processing of Payments:** Alternative Securities Markets Group will make reasonable efforts to ensure that requests for electronic debits and credits involving bank accounts are processed in a timely manners by the issuer, but Alternative Securities Markets Group makes no representations or warranties regarding the amount of time needed to complete processing because our Services and dependent upon many factors outside of our control, such as delays in the banking system.

11. Indemnification

- You agree to defend, indemnify and hold Alternative Securities Markets Group and its Officers, Directors, Agents and Employees harmless from any claim or demand (including attorneys' fees) made or incurred by any third party due to or arising out of your breach of this Agreement and/or your use of the Services.

12. Intellectual Property

- "Alternative Securities Market" is a trademark of Alternative Securities Markets Group. All page headers, logos, graphics and icons are protected to the extent allowed under applicable laws. All other designated trademarks and brands are the property of their respective owners. You may not copy, imitate or use any of Alternative Securities Markets Group's intellectual property without its prior written consent.

- **Reporting Intellectual Property Infringement:** Alternative Securities Markets Group respects the intellectual property of others. You may not post content that infringes on the rights of third parties, including but not limited to intellectual property rights such as copyright, trademark and right of publicity. We reserve the right to remove content where we have grounds to suspect a violation of these terms, our policies and any party's rights. If you believe your rights have been violated, please notify us by contacting the Legal Department of Alternative Securities Markets Group by writing us at: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

  Please provide the following in any notice of alleged infringement:

  - Identification of the material on www.AlternativeSecuritiesMarket.com that you claim is infringing, with enough detail so that we can locate it on the website (e.g., provide link and description);
  - Identification of the rights (or works if relevant) claimed to have been infringed;

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

- A statement by you that you have a good faith belief that the disputed use is not authorized by the rights owner, its agent or the law;
- A statement by you declaring under penalty of perjury that (a) the above information in your notice is accurate, and (b) you are the rights owner or you are authorized to act on behalf of the rights owner;
- Your address, telephone number and email address; and
- Your physical or electronic signature

13. Assignment

- You may not transfer or assign any rights or obligations that you have under this Agreement without Alternative Securities Markets Group's prior written consent. Alternative Securities Markets Group reserves the right to transfer or assign this Agreement or any right or obligation under this Agreement at any time.

14. Governing Law

- This Agreement shall be governed in all respects by the Laws of the State of California, without regard to conflict of law provisions. Except as otherwise agreed by the parties, you agree that any claim or dispute you may have against Alternative Securities Markets Group must be resolved by arbitration in the State of California.

15. Severability and Waiver

- If any provision of this Agreement is held to be invalid or unenforceable, such provision and the remaining provisions shall be enforced. In our sole discretion, we may assign this Agreement in accordance with the Legal Notices Section. Headings are for reference purposes only and do not limit the scope or extent of such section. Our failure to act with respect to a breach by you or others does not waive our right to act with respect to subsequent or similar breaches. We do not guarantee we will take action against all breaches of this Agreement.

16. Legal Notices

- Alternative Securities Markets Group may provide notice to you by emailing it to the address listed in your account. Notice shall be considered to be received by you within 24 hours of the time it is emailed to you unless we receive notice that the email was not delivered. Except as otherwise stated, notice to Alternative Securities Markets Group must be sent by postal mail to: Alternative Securities Markets Group, 4050 Glencoe Avenue, Marina Del Rey, California 90292.

17. Changes to the Agreement

- We may change this Agreement from time to time, and when we do we will post the amended terms on our website at www.AlternativeSecuritiesMarket.com and notify you by email of the material changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. This Agreement may not otherwise be amended except in writing signed by you and us.

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Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Privacy Policy:

The website www.AlternativeSecuritiesMarket.com and the services available on it (collectively, we'll refer to these as the "Alternative Securities Markets Group Services") are provided to you by Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). As we provide you (or the organization for which you are representing) with the Alternative Securities Markets Group services, we collect some personal information. This privacy policy tells you how Alternative Securities Markets Group uses and works to protect your information.

By using Alternative Securities Markets Group's www.AlternativeSecuritiesMarket.com, you agree to the terms and conditions of the User Agreement, including Privacy Policy, and you consent to our privacy practices. This includes the use and disclosure of any personal information you have shared with us and its transfer and storage on our servers in the United States, as described below.

Collection:
When you register for the www.AlternativeSecuritiesMarket.com services and apply for an account, we may collect information about you, including:

- Information that you provide to us to set up a User Account for your and identify you on the Site, including Username, Password and secret questions and answers.
- Contact information, including first and last name, phone number, fax number, email address and mailing address.
- Payment information, including email address, bank account number and routing number.
- Profile information, including your investment preferences and other information you may provide us that allows us to customize your www.AlternativeSecuritiesMarket.com experience.
- Other information we are required by law to collect form you, or from our consumer reporting agencies, to process securities-related transactions, to assess the suitability of various investments, and to comply with tax laws and anti-money laundering laws. This includes Social Security Number, Date of Birth, Gender, Country of Citizenship, Liquid Assets, Net Worth, Education, Occupation, Employment Status, Employer Contact Information, Annual Income, Investment Objectives and Suitability Profile.

We may obtain information about you when you interact on www.AlternativeSecuritiesMarket.com, for example, your transaction history, information about your contacts with Customer Service, and your responses to promotions or special offers.

We may collect some information automatically from your computer while you browse our website, such as where you go on the site and what you do there. We collect our Internet Protocol (IP) address, computer and connection information, browser type and version, operating system, Internet Service Provider (ISP), time stamps, banner ads you click, the URLs you come from and go to next, and a cookie number.

We may also obtain information about you through other sources such as credit agencies, affiliates and business partners.

Use:
We use the information we collect to:

- Operate the www.AlternativeSecuritiesMarket.com site.
- Verify your identity and contact information.
- Provide your with information and services you request.
- Set up your trading account, issue an account number and a secure password, maintain your portfolio and trading activity, and contact you with account information.
- Customize your experience on the www.AlternativeSecuritiesMarket.com site.
- Communicate with you about your transactions, service updates and other administrative issues.
- Send you targeted marketing and promotional offers, based on your communications preferences.
- Measure and improve www.AlternativeSecuritiesMarket.com and its services.
- Resolve disputes, address complaints and troubleshoot technical problems.
- Analyze site and user behavior and prepare aggregated reports.
- Comply with applicable laws and regulations.

Sharing and Disclosure:
The cornerstone of this Privacy Policy is our commitment to keep your personal information confidential. Alternative Securities Markets Group does not sell, license, lease or otherwise disclose your personal information to any third party for purposes of marketing by the third party or for any reason, except as described below. To provide our products and services, we may disclose your information to the following parties:

Issuers: we may share your information with our participating issuers. They will use information only as necessary to complete your transactions and to include collected information needed to register you as a shareholder of the issuer and issue the shares that you have purchased.

Alternative Securities Markets Group Affiliates: We may share information with present or future affiliates, including our subsidiaries, joint ventures or other companies under common control, where it may be used to provide joint services or for such purposes as internal statistics, strategic decision-making, customer reviews, identifying customer trends, customer verification, fraud prevention and security. You may limit our affiliates from marketing their products or services to you based on personal information that we collect about you and share with them. This information may include your name, email address, mailing address, age, employment status, general account and demographic information and account history with us. To limit affiliate marketing offers, contact us by email at LEGAL@ALTERNATIVESECURITIESMARKET.COM to change your account preferences.

Service Providers: We may share information with service providers under contract who help with our business operations and internal functions, for example, verifying our users, processing accounts, order fulfillment, client service, client satisfaction surveys or other data collection activities relevant to our business, maintaining the www.AlternativeSecuritiesMarket.com site, and providing related services, such as electronic funds transfers and wires. Our service providers are required to protect personal information in a manner similar to the way we protect personal information and to only use it for the services they provide to us.

Legal and Other Disclosure: We may disclose information when permitted by law or under the good-faith belief that such disclosure is necessary under applicable law, to comply with legal process served on Alternative Securities Markets Group; to protect the property interests of Alternative Securities Markets

Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Agents and Alternative Securities Markets Group Employees; or to protect personal safety or the safety of the public.

Assets: As our business evolves, Alternative Securities Markets Group may sell, transfer or otherwise share some of its assets in connection with a merger, reorganization or sale of assets, or in the event of bankruptcy. In such an event, personal information may be one of the assets transferred.

If we propose to share information in a manner not covered in this Privacy Policy, we will notify you of this change by posting an addendum on our site, a notice in the "Announcement" Section of the Site, and if appropriate, provide you an opportunity to opt out of such use.

Email Communications:
Choice/Opt-Out. Because we do not share your personal information with non-affiliated parties for marketing purposes, there is no need for you to opt out of such uses. At any time, you have the ability to opt out of receiving marketing communications from Alternative Securities Markets Group or Alternative Securities Markets Group.com, but you may not opt out of administrative emails (for example, electronic delivery of financial information, or emails about your transactions or our policy changes) while you are a registered user of www.AlternativeSecuritiesMarket.com. In such cases, you can opt out by simply emailing LEGAL@ALTERNATIVESECURITIESMARKET.COM stating you would like to cancel your registration with www.AlternativeSecuritiesMarket.com.

Email Tools: If you send emails to a recipient through www.AlternativeSecuritiesMarket.com, they will receive your email and any personal message you include. We use the email address you provide to send your requested communication and for no other purpose. We may be required by law to retain these emails; they are NOT private communications. You may not use our email tools to send spam or content that violates the User Agreement.

Anti-Spam Policy: Alternative Securities Markets Group does not tolerate Spam. We do not send emails to anyone without permission, and we do not sell or rent email addresses to any unauthorized third party. This does not mean that we can prevent spam from happening on the Internet. If you believe that you have received an unsolicited email from us, please contact LEGAL@ALTERNATIVESECURITIESMARKET.COM and we will immediately investigate.

Cookies and Web Beacons:
Alternative Securities Markets Group, www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group Service Providers, and other members of our corporate family who provide use with joint services, will sometimes place anonymous cookies or web beacons on your computer when you visit www.AlternativeSecuritiesMarket.com. We use these cookies and web beacons to recognize returning users, provide relevant content, measure traffic and activity on the site, monitor and improve our services and protect against fraud. You can block cookies by changing the settings on your browser (consult your browser help menu to find out how), but doing so may prevent us from delivering certain services to you. Your browser must be set to accept cookies in order to access www.AlternativeSecuritiesMarket.com as a registered user.

Accessing, Reviewing and Changing Your Personal Information:
We urge you to review your information regularly to ensure that it is correct and complete. As a registered user, you can review and change your personal information by accessing your account and Profile Page. You may not be able to change some account information online. If you are unable to make the desired

changes, you can contact us at LEGAL@ALTERNATIVESECURITIESMARKET.COM for further assistance. Although we will require you to revalidate your personal information periodically, you should promptly update your personal information if it changes or becomes inaccurate.

You can request that we close your www.AlternativeSecuritiesMarket.com account by emailing us at LEGAL@ALTERNATIVESECURITIESMARKET.COM. After we close your account, we may retain some information to comply with law, prevent fraud, assist with investigators, resolve disputes, analyze or troubleshoot programs, enforce our User Agreement and take actions otherwise permitted by law. If your account or membership is terminated or suspended, we may retain some information to prevent re-registration.

Security:
We view protection of your privacy as a very important principle. We store and process your information on computers located in the United States that are protected by physical as well as technological security devices. We have implemented physical, electronic and procedural safeguards that are designed to protect the security of your information in compliance with applicable United States Federal and State Regulations. These include advanced firewall and password protection for our databases, physical access controls to our buildings and files, and restricted access to your personal information to employees that need to know that information to operate, develop or improve our services.

We have invested in leading-edge security software, systems and procedures to offer you a safe and secure investing platform and protect your personal, financial and investment information. While no security system is absolutely impenetrable, we will continually monitor the effectiveness of our security system and refine and upgrade our security technology as new tools become available.

Links to Other Sites:
www.AlternativeSecuritiesMarket.com may contain links to other websites. We are not responsible for the privacy practices or the content of these sites. If you have concerns about how another website collect and uses information about you, make sure to read that site's own Privacy Policy.

General:
We may change this policy from time to time, and we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of the changes. Amended terms will take effect immediately for new users, and 30 days after they are posted for existing users. You should review this Privacy Policy periodically to remain informed of any changes. You agree to accept posting of a revised Privacy Policy electronically on www.AlternativeSecuritiesMarket.com as an actual notice to you.

INVESTOR REGISTRATION AGREEMENT:

This Investor Registration Agreement ("Agreement") is made and entered into between you and Alternative Securities Markets Group Corporation ("Alternative Securities Markets Group", "we" or "us"). This Agreement will govern all transactions whereby you subscribe for and purchase equity or debt securities ("Shares"), from time to time, through the facilities of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com. Before you complete this Agreement, you must read and accept all terms and conditions in, and linked to, this Agreement, including the Alternative Securities Markets Group User Agreement governing use of the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com and the Alternative Securities Markets Group Privacy Policy. Before you can invest, you must also properly complete the Investor Questionnaire.

1. **Offering of Shares:** Shares will be offered and sold through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com pursuant to individual private offerings ("Offerings") by the respective issuers of such Shares, with each such Offering being made pursuant to the terms, conditions and disclosures (including risk factor disclosures) set forth in the Prospectus for that particular Offering (the "Offering Terms"). The Offering Terms for each Offering for which you subscribe to purchase Shares shall be incorporated herein by this reference, and those Offering Terms shall be binding on you the same as if they were set forth in full in this Agreement. You agree to read carefully and make sure that you understand and agree with the Offering Terms for any Offering before investing. You acknowledge that each Offering involves a high degree of risk, and that by choosing to subscribe for Shares in any Offering you thereby acknowledge that you are prepared and able to bear the risk of loss of the entire purchase price for any Shares you purchase.

- **Resale Restrictions and Limitations:** You acknowledge that *some* Securities Offered on www.AlternativeSecuritiesMarket.com may not have filed a registration statement, and my not file a registration statement, with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities ACT"), with respect to any Offering of Shares, and that Shares issued may be "restricted securities" as defined in Rule 144(a)(3) of the Securities Act and will therefore be subject to restrictions on resales. A legend describing those restrictions will be placed on the certificate representing the Shares, and the issuer of the Shares may give stop transfer instructions to the transfer agent for the Shares. Any Shares that you purchase in a "Restricted Offering" may not be resold without registration or an exemption from registration under applicable federal and state securities laws. You will ordinarily be required to wait at least one year before an exemption may become available for you to resell Shares. Any resale of Shares and any removal of a restrictive legend from, or stop transfer instructions relating to, Shares is subject to the approval of the issuer of the Shares and its legal counsel. Alternative Securities Markets Group shall have no responsibility or liability in relation to the issuer's use and removal of legends and stop transfer instructions. These types of securities will be clearly defined at www.AlternativeSecuritiesMarket.com

2. **Investor Registration:** By entering into this agreement, you are registering as a prospective investor in order to become eligible to subscribe for Shares of various issuers in Offerings offered for sale online through the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com 's bidding platform (the "Platform"). You agree to comply with the terms of this Agreement, the terms of the User Agreement, and the policies posted on the Alternative Securities Markets Group website www.AlternativeSecuritiesMarket.com, as amended from time to time by Alternative Securities Markets Group in its sole discretion.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

You are required tom complete and submit an Investor Questionnaire, which includes information that will allow the Issuer to determine whether investments in Shares are suitable to your situation, based on Alternative Securities Markets Group's internal suitability guidelines for investment and any suitability standards posted on the www.AlternativeSecuritiesMarket.com 's website. We will ask you to update this information at least annually. You are required to provide personal information in the Investor Questionnaire, which will handle in accordance with the Alternative Securities Markets Group's Privacy Policy.

When registering as a prospective investor, you will be required to provide certain information that will be used by the issuer and transfer agent of any Shares that you purchase, including such things as your name and address to be entered on the registry of the transfer agent for such Shares and the address to which you would like to certificate representing such Shares to be delivered.

By registering as a prospective investor, you are providing "written instructions" to Alternative Securities Markets Group under the Fair Credit Reporting Act authorizing Alternative Securities Markets Group to obtain information from your personal credit profile or other information from Experian or a similar credit reporting company. By so doing, you authorize Alternative Securities Markets Group to obtain such information solely to confirm your residence and to confirm your identity to avoid fraudulent transactions in your name.

3. **Password Access to www.AlternativeSecuritiesMarket.com**: After you have completed your registration and Investor Questionnaire and we have completed our suitability review, we will determine based on our internal guidelines whether you qualify to receive password access to the platform. If so, we will notify you that your registration has been accepted, and we will provide you with a password allowing you access to the platform. You will then be permitted to invest in any Offerings in which you are qualified to invest, provide that such Offerings are first listed on the platform after the activation of your registration. We may notify you via email about any new Offering that becomes available on the platform, although we are not required to do so.

4. **Bidding to Purchase Shares; Escrow Account; Closing:** After you have received your password giving you access to the platform, you will be permitted to post bids for Shares pursuant to the Offering Terms for any Offering listed on the platform in which you have been pre-qualified to participate. The terms of any Offering may provide for a fixed investment amount or minimum and maximum amounts that apply to all subscribers in any particular offering. Prospective investors "bid" (i.e., "subscribe for") the amount they are willing to commit to the purchase of Shares in the Offering. We reserve the right to determine which bids of prospective investors will be accepted and in what amounts (in full or in part).

   Before placing a bid for Shares in any Offering, you should carefully review all the information in the Prospectus for that Offering. You may ask questions of the issuer and receive answers regarding the terms and conditions of the Offering by submitting the questions via email to us at LEGAL@ASMMARKETSGROUP.COM, and theses emails will be passed on to the issuer. IF AN OFFERING IS BEING MADE IN RELIANCE ON RULE 506 OF REGULATION D OF THE SECURITIES ACT and the Offering allows purchasers to participate who are not "accredited investors", as defined in Rule 501(a) of Regulation D, you may also request any additional information from the issuer that the issuer of such Shares possesses or can acquire without unreasonable effort or expense which is necessary to verify the accuracy of information furnished by the issuer in the Prospectus. You may request such information by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM, and these emails will be forwarded to the

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

issuer. By placing a bid for Shares in any Offering, you represent and warrant that you have availed yourself fully of the foregoing answers and information prior to placing the bid, and you are satisfied with the information and answers that you have received.

Alternative Securities Markets Group may close an Offering for an Issuer only after enough bids have been received for the Offering to be fully subscribed. An Offering is fully subscribed if at least the minimum offering amount (the "Minimum Amount") referenced in the Prospectus for the Offering has been received in the Escrow Account.

5. **Delivery of Share Certificates:** When your bid to purchase Shares in any Offering is accepted, a certificate representing the Shares purchased will be delivered to you, in accordance with the delivery instructions you have provided upon receipt of cleared investment funds from you.

6. **Covenants:** Alternative Securities Markets Group covenants and promises that, at the time of each Offering of Shares on the Alternative Securities Markets Group websites at www.AlternativeSecuritiesMarket.com, Alternative Securities Markets Group will comply in all material respects with International, Federal and State Laws as they apply to Regulation A, Regulation S, Regulation D, California Intra-State Securities Offering (Rule 1001), Rule 144 Offerings and EB5 Securities Offerings in connection with these Offerings.

7. **Remedies for Breach of Covenants:** In the event of a breach by Alternative Securities Markets Group of the foregoing covenants that materially and adversely affects your investment in Shares sold to you under this Agreement, Alternative Securities Markets Group shall either:

    a. Cure the breach, if the breach is susceptible to cure;
    b. Repurchase the Shares from you if an exemption that authorizes the sale of your shares; or
    c. Indemnify and hold you harmless against all losses, damages, legal fees, costs and judgments resulting directly from any claim, demand or defense arising as a result of the breach ("Losses").

The decision whether a breach is susceptible to cure, or whether Alternative Securities Markets Group shall repurchase Shares from you or indemnify you against Losses, shall be in Alternative Securities Markets Group's sole discretion. Upon discovery by Alternative Securities Markets Group of any such breach of the foregoing covenants requiring cure or repurchase of Shares, Alternative Securities Markets Group shall give you notice of the breach, and of Alternative Securities Markets Group's election to cure the breach or repurchase the Shares, not later than ninety (90) days after our discovery of the breach. In the event Alternative Securities Markets Group repurchases Shares, Alternative Securities Markets Group will pay you the full amount that you paid for such Shares. Upon any such repurchase, you agree to transfer and assign to Alternative Securities Markets Group the certificates representing the Shares, and you authorize and agree that Alternative Securities Markets Group may execute any endorsements or assignments necessary to effectuate the transfer and assignment of the Shares to Alternative Securities Markets Group. Alternative Securities Markets Group's obligation to cure a breach, repurchase Shares, or indemnify you for a breach of the foregoing covenants pursuant to this Section is your sole remedy with respect to a breach of Alternative Securities Markets Group's covenants set forth in Section 7 above.

8. **No Advisory Relationship:** You acknowledge and agree that.

    a. The offer, sale and purchase of any Shares pursuant to this Agreement is an arm's-length transaction between you and Alternative Securities Markets Group.
    b. In connection with the offer, sale and purchase of such Shares, Alternative Securities Markets Group is not acting as your agent or fiduciary.
    c. Alternative Securities Markets Group assumes no advisory or fiduciary responsibility in your favor in connection with the offer, sale and purchase of such Shares;
    d. Alternative Securities Markets Group has not provided you with any legal, accounting, regulatory or tax advice with respect to such Shares; and
    e. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed it appropriate.

9. **Alternative Securities Markets Group's Right to Verify Information and Terminate Offerings:**

    Alternative Securities Markets Group reserves the right to verify the accuracy and completeness of all information provided by prospective investors and issuers in connection with Offerings. Alternative Securities Markets Group also reserves the right to determine in its reasonable discretion whether a registered user is using, or has used, the Alternative Securities Markets Group website illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for the purposes of fraud or deception, or otherwise in a manner inconsistent with the terms and conditions of this Agreement or inconsistent with any registration agreement between Alternative Securities Markets Group and the user. Alternative Securities Markets Group may conduct its review at any time before, during or after the posting of a bid or before or after the closing of an Offering. You agree to respond promptly to Alternative Securities Markets Group's requests for information in connection with your registration and accounts with Alternative Securities Markets Group and your bids to subscribe for Shares in any Offering.

    At any time prior to the closing of an Offering, Alternative Securities Markets Group, in its sole discretion, delay the closing in order to enable Alternative Securities Markets Group to conduct a pre-closing review to verify the accuracy of information provided by the issuer and prospective investors and to determine whether there are any irregularities with respect to the Offering or the bids for Shares in the Offering. Alternative Securities Markets Group may cancel or proceed with the closing, depending on the results of its pre-closing review. If the Offering is canceled, the Prospetus for the Offering will be removed from the Alternative Securities Markets Group Website www.AlternativeSecuritiesMarket.com, all bids for Shares will be canceled, and all funds from the bidders which are held in the Escrow Account will be refunded to the bidders.

10. **No Guarantee of Investment or Assurance of any Return on Investment**

    ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE ANY RETURN ON YOUR INVESTMENT IN ANY SHARES THAT YOU PURCHASE IN OFFERINGS ON THE ALTERNATIVE SECURITIES MARKETS GROUP WEBSITE AT WWW.ALTERNATIVESECURITIESMARKET.COM. ALTERNATIVE SECURITIES MARKETS GROUP DOES NOT WARRANT OR GUARANTEE THAT YOU WILL EVER BE ABLE TO RESELL SUCH SHARES, THAT YOU WILL BE ABLE TO RECOUP ALL OR ANY PART OF THE PURCHASE PRICE FOR SUCH SHARES, OR THAT YOU WILL EVER MAKE A PROFIT ON SUCH SHARES.

11. **Restrictions on Use:** Except as provided in Section 14 below, you are not authorized or permitted to use the Alternative Securities Markets Group's website at www.AlternativeSecuritiesMarket.com to bid for or purchase Shares for someone other than yourself. You must be an owner of the Deposit Account you designate for electronic transfers of funds, with authority to direct that funds be transferred to or from the account. Alternative Securities Markets Group may in its sole discretion, with or without cause and with or without notice, restrict your access to the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com.

12. **Suitability Representations and Warranties:** By placing a bid to subscribe for Shares in any Offering, you represent and warrant that you satisfy all applicable suitability requirements and other requirements to invest that are described in the Prospectus for that Offering or on www.AlternativeSecuritiesMarket.com. You also agree to provide any additional documentation reasonably requested by us to confirm that you meet applicable suitability standards, including minimum financial suitability standards that may be required by the Securities Administrators of certain states.

13. **Other Representations and Warranties:** You warrant and represent to Alternative Securities Markets Group, as of the date of this Agreement and as of any date that you commit to purchase Shares by placing a bid for Shares, that:

    a. You have the legal competence and capacity to execute and perform this Agreement and that you have duly authorized, executed and delivered this Agreement;
    b. In connection with this Agreement you have complied in all material respects with applicable federal, state and local laws; and
    c. If you are entering into this Agreement on behalf of a corporation, partnership, limited liability company, trust, or other entity ("institution"), you warrant and represent that (i) you have all necessary power and authority to execute and perform this Agreement on such institution's behalf; (ii) the execution and performance of this Agreement will not violate any provision in the institution's certificate of organization, by-laws, indenture or trust, partnership agreement, or other constituent agreement or instrument governing the formation or administration of your institution; and (iii) the execution and performance of this Agreement will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking to which the institution is a party or by which it is bound.

14. **Alternative Securities Markets Group's Representations and Warranties:** Alternative Securities Markets Group represents and warrants to you, as of the date of this Agreement and as of any date you commit to purchase Shares, that:

    a. It is duly organized and is validly existing as a corporation in good standing under the laws of California and has corporate power to enter into and perform its obligations under this Agreement; and
    b. This Agreement has been duly authorized, executed and delivered by Alternative Securities Markets Group and constitutes a valid and binding agreement of Alternative Securities Markets Group, enforceable against Alternative Securities Markets Group in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws.

15. **Prohibited Activities:** You agree that you will not do the following in connection with any Offering, any bid to subscribe for Shares in and Offering, or any other transaction involving or potentially involving Alternative Securities Markets Group or any issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com

    - Represent yourself to any person, as a director, officer or employee of Alternative Securities Markets Group or of an issuer of Shares on the Alternative Securities Markets Group website at www.AlternativeSecuritiesMarket.com unless you are such director, officer or employee;
    - Propose or agree to accept any fee, bonus, kickback or other thing of value of any kind in exchange for your agreement to bid for or recommend that anyone else bid for Shares in any Offering on www.AlternativeSecuritiesMarket.com;
    - Engage in any activities that require a license as a broker or dealer in connection with any Offering of Shares on www.AlternativeSecuritiesMarket.com;
    - Violate any International, Federal, State or Local Laws, including, but not limited to, U.S. Federal and State Securities Laws, in connection with any transaction in the securities of an issuer that has made or is making an Offering of its Shares on www.AlternativeSecuritiesMarket.com.

16. **Termination of Registration:** Alternative Securities Markets Group, may in its sole discretion, with or without cause, terminate this Agreement by giving you notice as provided below. In addition, upon our reasonable determination that you have violated the provisions of section 16, have made a material misrepresentation in connection with this Agreement or your Investor Questionnaire, or have otherwise failed to abide by the terms of this Agreement, Alternative Securities Markets Group may, in its sole discretion, immediately and without notice, take one or more of the following actions:

    - Terminate or suspend your right to bid for Shares or otherwise participate in Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com
    - Terminate this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com

    Upon termination of this Agreement and your registration with Alternative Securities Markets Group's website www.AlternativeSecuritiesMarket.com, any bids you have placed on www.AlternativeSecuritiesMarket.com shall terminate and will be removed from the site immediately, but your right under the Agreement to any Shares purchased prior to the effective date of the termination shall not be affected by the termination.

17. **Indemnification:** In addition to your indemnification obligations set forth in the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, you agree to indemnify, defend, protect and hold harmless Alternative Securities Markets Group and its Officers, Directors, Stockholders, Employees and Agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise (i) resulting from any material breach of any obligation you undertake in this Agreement, including but not limited to your obligation to comply with any applicable laws; or (ii) resulting from your acts, omissions and representations (and those of your employees, agents or representatives) relating to Alternative Securities Markets Group and www.AlternativeSecuritiesMarket.com. You obligation to indemnify Alternative Securities Markets Group shall survive termination of this Agreement, regardless of the reason for termination.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

18. **Alternative Securities Markets Group's Right to Modify Terms:** We may change this Agreement from time to time, and when we do we will post the amended terms on www.AlternativeSecuritiesMarket.com and notify you by email of material changes. Amended terms will take effect immediately for new registrants and 30 days after they are posted for existing registrants. This Agreement may not otherwise be amended except in a writing signed by you and us.
You authorize Alternative Securities Markets Group to correct obvious clerical errors appearing in information you provide to Alternative Securities Markets Group, without notice to you, although Alternative Securities Markets Group expressly undertakes no obligation to identify or correct such errors.

    This Agreement, along with the Alternative Securities Markets Group User Agreement for www.AlternativeSecuritiesMarket.com, represents the entire agreement between you and Alternative Securities Markets Group regarding your participating as a prospective investor on www.AlternativeSecuritiesMarket.com, and supersedes all prior or contemporaneous communications, promises and proposals, whether oral, written or electronic, between you and Alternative Securities Markets Group with respect to your involvement as a prospective investor on www.AlternativeSecuritiesMarket.com.

19. **Notices:** All notices and other communications hereunder shall be given by email to your registered email address or will be posted on www.AlternativeSecuritiesMarket.com, and shall be deemed to have been duly given and effective upon transmission or posting. All notices, required disclosures and other communications to you will be transmitted to you by email to your registered email address. You can contact us by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM. You also agree to notify us if your registered email address is changed by sending an email to LEGAL@ALTERNATIVESECURITIESMARKET.COM

20. **Non-Disclosure Agreement:** By entering into this Agreement, you agree not to disclose, except on a confidential basis to your legal and financial advisors exclusively for the purposes of rendering professional advice to you, any information which you receive or have received from Alternative Securities Markets Group or on www.AlternativeSecuritiesMarket.com that relates to any Offering of Shares posted on www.AlternativeSecuritiesMarket.com or relates to the business of any issuer of such Shares, including, for example, information presented in a Prospectus for an Offering of Shares on www.AlternativeSecuritiesMarket.com ("Confidential Information"). You shall hold and maintain the Confidential Information in strictest confidence for the sole and exclusive benefit of the issuer that provided such Confidential Information. You shall not, without such issuer's prior written approval, use for your own benefit, publish, copy, or otherwise disclose to others, or permit the use by others for their benefit or to the detriment of the issuer, any confidential Information.

    The term "Confidential Information" shall exclude any information that, at any given time:

    a) Has been publicly disclosed by the issuer or by any third party through no fault of your own;
    b) You have received by some legitimate means other than from Alternative Securities Markets Group or its representatives or from the issuer or its representatives; or
    c) The issuer has authorized you in writing to disclose

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

21. **No Warranties:** EXCEPT FOR THE REPRESENTATIONS CONTAINED IN THIS AGREEMENT, NO PARTY TO THIS AGREEMENT MAKES ANY REPRESENTATIONS OR WARRANTY TO ANOTHER PARTY TO THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

22. **Limitation of Liability:** IN NO EVENT SHALL ONE PARTY BE LIABLE TO ANOTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NO PARTY MAKES ANY REPRESENTATION OR WARRANTY TO ANOTHER PARTY REGARDING THE EFFECT THAT THE AGREEMENT MAY HAVE UPON ANY INTERNATIONAL, FEDERAL, STATE, LOCAL OR OTHER TAX LIABILITY FOR THE OTHER.

23. **Miscellaneous:** The parties acknowledge that there are not third party beneficiaries to this Agreement. You may not assign, transfer, sublicense or otherwise delegate your rights under this Agreement to another person without Alternative Securities Markets Group's prior written consent. Any such assignment, transfer, sublicense or delegation in violation of this Section shall be null and void. This Agreement shall be governed in all respects by the laws of the State of California, without regard to conflict of law provisions. Except as otherwise provided in this Agreement, you agree that any claim or dispute you have against Alternative Securities Markets Group must be resolved by arbitration in the State of California. Any waiver of a breach of any provision of this Agreement will not be a waiver of any other subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If any part of this Agreement is a valid enforceable provision that most closely matches the intent of the original provision, and the remainder of the Agreement shall continue in effect. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Statement of Understanding for Securities Offered to Investors on www.AlternativeSecuritiesMarket.com

Regulation A (Current): Regulation A is an exemption for ***PUBLIC OFFERINGS*** not exceeding $5 Million USD in any 12-month period. Companies choosing to rely on this exemption must file an offering statement with the U.S. Securities & Exchange Commission on Form 1-A, consisting of a notification, offering circular and exhibits. The SEC staff reviews this offering statement.

Regulation A Offerings share many characteristics with registered offerings. For example, purchasers ("*Investors*") must be provided with an offering circular similar to a prospectus. Just as in registered offerings, the securities can be offered PUBLICLY, using general solicitation and advertising, and purchasers DO NOT RECEIVE '*RESTRICTED SECURITIES*', as explained at www.AlternativeSecuritiesMarket.com. The Principle difference between Regulation A Offerings and Registered Public Offerings are:

1) Financial Statements for a Regulation A Offerings are simpler and do not need to be audited unless audited financial statements are otherwise available.

2) Regulation A issuers do not incur either Exchange Act Reporting obligations after the offering or Sarbanes-Oxley Obligations applicable only to SEC reporting companies, unless the company '*meets the thresholds that trigger Exchange ACT Registration*".

3) Companies may choose among three formats to prepare the Regulation A Offering Circular, one of which is a simplified question-and-answer document; and

4) Companies may "*test the waters*" to determine market interest in their securities before going through the expense of filing with the SEC.

SEC reporting companies are not eligible to use Regulation A. All other types of companies may use Regulation A, except developmental stage companies without a specified business (for example, "*Blank Check Companies*") and investment companies registered or required to be registered under the Investment Company act of 1940. In most cases, shareholders may use Regulation A to resell up to $1.5 Million USD of Securities.

The "*test the waters*" provision of a Regulation A allows companies to publish or deliver a written document to prospective purchasers or make scripted radio or television broadcasts to determine whether there is an interest in their contemplated securities offering before filing an offering statement with the SEC. This gives companies the opportunity of being able to determine whether enough market interest in their securities exists before they incur the full range of legal, accounting and other costs associated with filing an offering statement with the SEC. Companies may NOT, however, solicit or accept money for securities offered under Regulation A until the SEC completes its review of the filed offering statement and the Company delivers offering materials to Investors.

NOTE ABOUT REGULATION A: The JOBS Act requires the SEC to develop rules for a new exemption to the existing Regulation A, which will permit offerings up to $50 Million USD a year without SEC Registration.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Proposed Changes to Regulation A pursuant to the Passage of the JOBS Act in 2012. These changes are expected to be enacted during the first half of 2014.

The SEC's proposed rules will update and expand the Regulation A exemption by creating the following Two Tiers of Regulation A Offerings:

- **TIER ONE:** Tier One would consist of those offerings already covered by Regulation A – namely securities of up to $5 Million USD in a twelve month period, including up to $1.5 Million USD for the account of selling security-holders.
- **TIER TWO:** Tier Two would consist of securities offerings of up to $50 Million USD in a twelve month period, including up to $15 Million USD for the account of selling security-holders.

For offerings up to $5 Million USD, the Company could elect whether to proceed under Tier 1 or Tier 2.

Basic Requirements:

Under Tier 1 and Tier 2, companies would be subject to basic requirements, including ones addressing issuer eligibility and disclosures that are drawn from the existing provisions of Regulation A. The proposed rules would update Regulation A to among the other things.

1. Permit companies to submit draft offering statements for nonpublic SEC review prior to filing
2. Permit the use of "testing the waters" solicitation materials both before and after filing of the Offering Statement
3. Modernize the qualification, communication and offering process in Regulation A to reflect analogous provisions of the Securities Act registration process, including electronic filing of offering materials.

Additional Tier 2 Requirements:

In addition to the three basic requirements, companies conducting Tier 2 Offerings would be subject to the following requirements.

1. Investors would be limited to purchasing no more than 10% of the greater of the investor's annual income or net worth.
2. The Financial Statements included in the Offering Circular would be required to be audited.
3. The Company would be required to file annual and semi-annual ongoing reports and current event updates that are similar to the requirements for public reporting companies.

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Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
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Eligibility:

Regulation A would be available to companies organized in and with their principal business in the United States or Canada, as is currently the case under Regulation A.

The Exemption would not be available to companies that:

- Are already SEC reporting companies and certain investment companies
- Have no specific business plan or purpose or have indicated their business plan is to engaged in a merger or acquisition with an unidentified company.
- Are seeking to offer and sell asset-backed securities or fractional undivided interests in oil, gas or other mineral rights.
- Have not filed the ongoing reports required by the proposed rules during the preceding two years.
- Are or have been subject to a Commission order revoking the company's registration under the Exchange Act during the preceding five years.
- Are disqualified under the proposed 'bad actor' disqualification rules.

Preemption of Blue Sky Law:

Under current Regulation A, offerings are currently subject to registration and qualification requirements in the States where the offering is conducted unless a State-level exemption is available. This has been identified by the GAO and market participants as a central factor for the limited use of current Regulation A.

In view of the range of investors protections provided under the proposal, state securities law requirements would be preempted for Tier 2 offerings. The proposal also explores alternative approaches to addressing this matter, including the coordinated review program proposed by the North American Securities Administrators Association.

Current Status:

The Commission has recently completed a sixty day public comment period on the proposed rules. The Commission is currently reviewing the comments and determining whether to adopt the proposed rules as illustrated above. Enactment is expected during the first half of 2014.

Companies cannot use this new exemption until the SEC adopts final rules.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

OTHER SECURITIES THAT MAY BE OFFERED:

California Intra-State Exempt Securities ("CA1001"): Section 3(a) (11) of the Securities Act exempts from registration any offering made solely to persons residing in a single State or Territory, where the issuer is incorporated and doing business in the same state. The rationale is that a wholly Intra-State transaction is adequately policed by the Laws of the State, hence there is no need for an additional layer of Federal Law.

Under Rule 147, an issuer does business in the State (1) at least 80% of its gross revenues (*including subsidiaries*) is derived from operations or assets in-state; (2) atleast 80% of its assets (*including subsidiaries*) is located in-state; (3) atleast 80% of the offering's net proceeds is used in-state; and (4) its principal office is in-state. During the offering period and for nine months from the last sale by the issuer, purchasers may only resell their stock to other persons living in-state.

Companies listed on www.AlternativeSecuritiesMarket.com use CA1001 in combination with California Section 25102(n)

California 25102(n) is limited to issuers that are California Companies (*with some minor exemptions*). Investors must be "*qualified purchasers*". This means, generally, accredited investors and natural persons with a net worth specified in the statute.

Issuers relying on 25102(n) may ***PUBLICLY*** disseminate a limited written announcement of the offering. Potential investors may then respond to the announcement by contacting the issuer. The issuer may not telephone a prospective investor until it has determined that the investor is a qualified purchaser. Issuers must provide disclosure documents to the non-accredited investors at least five days prior to sale.

Regulation S: Regulation S ("*Reg S*") is an exemption designed by the U.S. Securities & Exchange Commission for Companies seeking to raise capital from investors located OUTSIDE of the United States. A Regulation S Offering under the Securities Act of 1933, as amended (the "*Securities Act*") is a safe harbor rule that defines when an offering of Securities would be considered an "offshore transaction" so as not to be subject to the registration obligations imposed under Section 5 of the Securities Act.

A Regulation S Offering (Foreign Direct Public Offering) only exempts the issuer from the registration requirements. It does not exempt the issuer from anti-fraud provisions.
There are two main requirements in using a Regulation S Offering. The first is the offer and the sale of the securities must be in legitimate offshore transactions. Under a Regulation S Offering, the Company may not offer or sell any securities to a U.S. Citizen or Resident even if that person purchases the securities abroad. Also, the sale must not be done for the purpose of secretly selling the Securities to a U.S. Investor. The second requirement under Regulation S is that there cannot be any directed selling efforts in the United States. Generally, this means a company cannot advertise the Offering in a publication where the circulation crosses over to the United States.

A Regulation S Offering provides two exemptions from safe harbors from U.S. Securities Registrations: an exemption for the initial sale and another exemption for the resale of securities after they are held for a period of time, normally one year.

An important advantage to Companies utilizing Regulation S is that they are able to advertise in the foreign markets in newspapers and other publications. Under Regulation S the Company is allowed to hold seminars, road shows and engage in other general solicitation outside of the United States.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Also, Foreign Direct Public Offerings (Regulation S) are not integrated with Section 5 Public Offerings or Regulation D Private Placements. Regulation D documents contain rules which apply to transactions in the United States. Regulation S Offering Documents contain rules which apply to foreign transactions only. Therefore, a Company can conduct simultaneous Private Placement Stock Offerings and Foreign Direct Public Offerings without jeopardizing either exemption. Also, Regulation S Investors are treated the same way as accredited investors for the purpose of determining compliance with the 35 non-accredited investor limitation outlined in the Regulation D Private Placement.

Regulation D / Rule 504: Rule 504, sometimes referred to as the "*Seed Capital Exemption*", provides an exemption for the offer and sale of up to $1 Million USD of Securities in a 12-month period. A Company may use this exemption so long as it is not a Blank Check Company and it is not subject to Exchange Reporting Requirements. In general, a Company may not use general solicitation or advertising to market the securities, and purchasers generally receive "*restricted securities*". Purchasers of restricted securities may not sell them without SEC Registration or using another exemption, which is further explained on the "*Resale of Restricted Securities*" page at www.AlternativeSecuritiesMarket.com . Investors should be informed that they may not be able to sell securities of non-reporting companies for atleast a year without the issuer registering the transaction with the SEC.

A Company may, however, use the Rule 504 Exemption for a Public Offering of its Securities with general solicitation and advertising, and investors will receive "*non-restricted securities*", under the following circumstances:

- The Company sells in accordance with a State Law that requires the public filing and delivery to investors a substantive disclosure document, or
- The Company sells in accordance with a State Law that requires registration and disclosure document delivery and also sells in a State without those requirements, so long as the Company delivers to all purchasers the disclosure documents mandated by a State in which it is registered; or
- It sells exclusively accordingly to State Law Exemptions that permit general solicitation and advertising, so long as sales are made only to "*accredited investors*".

Even if a Company makes a private sale of its Securities, and not specific disclosure delivery requirements are required, a Company should take care to provide sufficient information to investors to avoid violating the anti-fraud provisions of the securities laws. This means that any information a Company provides to Investors must be free from false and misleading statements. Similarly, a Company should not exclude any information if the omission makes what is provided to investors false or misleading.

Regulation D / Rule 505: Rule 505 provides an exemption for offers and sales of Securities totaling up to $5 Million USD in any 12-month period. Under this exemption, a Company may sell to an unlimited number of "accredited investors" and up to 35 persons that are not accredited investors. Purchasers must buy for investment purposes only, and not for the purpose of reselling the securities. The issued securities are 'restricted securities', meaning purchasers may not resell them without registration on an applicable exemption, as explained on the 'Resales of Restricted Securities' page. If a Company is not a SEC Reporting Company, Investors should be informed that they may not be able to sell securities for atleast one year without the Company registering the transaction with the SEC. A Company may not use general solicitation or advertising to sell the Securities.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Under Rule 505, if the Company's Offering involves any purchasers that are not accredited investors, the Company must give these purchasers disclosure documents that generally contain the same information as those included in a registration statement for a registered offering. There are also financial statement requirements that apply to Rule 505 Offerings involving purchasers that are not accredited investors. For instance, if financial statements are required, they must be audited by a certified public accountant. The Company must also be available to answer questions from prospective purchasers who are not accredited investors.

The Company may decide what information to give to accredited investors, so long as it does not violate the antifraud prohibitions of the Federal Securities Laws. If a Company provides information to accredited investors, it must make this information available to the non-accredited investors as well.

Regulation D / Rule 506: Rule 506 is a "Safe Harbor" for the non-public exemption in Section 4(a)(2) of the Securities Act, which means it provides specific requirements that, if followed, establish that a transaction falls within the Section 4(a)(2) exemption. Rule 506 does not limit the amount of money a Company can raise or the number of accredited investors it can sell securities to, but to qualify for the safe harbor, a Company must:

1. Not use general solicitation or advertising to market the Securities.

2. No sell Securities to more than 35 non-accredited investors (unlike Rule 505, all non-accredited investors, either alone or with a purchaser representative, must meet the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment);

3. Give "*non-accredited investors*" specified disclosure documents that generally contain the same information as provided in registered offerings (*the Company is not required to provide specified disclosure documents to accredited investors, but, if it does provide information to accredited investors, it must also make this information available to the non-accredited investors as well*);

4. Be available to answer questions from prospective purchasers who are non-accredited investors; and

5. Provide the same financial statement information as required under Rule 505.

Purchasers receive "restricted securities" in a Rule 506 Offering. Therefore, they may not freely trade the Securities after the Offering, as explained on the "Resales of Restricted Securities" page at www.AlternativeSecuritiesMarket.com.

Section 18 of the Securities Act provides a Federal preemption of exemption from State registration and review of private offerings that are exempt under Rule 506. The States still have authority, however, to investigate and bring enforcement actions for fraud, impose State Notice Requirements and collect State Fees.

Special Note for 506 Offerings: The JOBS Act requires the SEC to eliminate the prohibition on using general solicitation and advertising to qualify for the Rule 506 Safe Harbor where all purchasers of the Securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors. This not provision is not yet effective.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

An ISSUERS OBLIGATION TO INVESTORS TO HAVE SECURITIES LISTED ON www.AlternativeSecuritiesMarket.com

- **Financial Reporting** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to submitt un-audited financial reports signed by the Company CEO and/or CFO, dated within 60 days of listing on www.AlternativeSecuritiesMarket.com. Companies are also required to submit to Alternative Securities Markets Group for listing on the Company page at www.AlternativeSecuritiesMarket.com a complete set of un-audited financial reports signed by the Company CEO and/or CFO within 30 days of the close of each business quarter and a complete set of fully audited financial statements within 60 days of the close of each business calendar year. All audited financial reports must be completed by a Alternative Securities Markets Group approved Certified Public Accounting Firm.

- **State of the Company Updates** – All companies listed on www.AlternativeSecuritiesMarket.com are REQUIRED to have a quarterly web conference or phone conference call in which a principal member of the company is required to give an update to all current investors and potential new investors (including financial analysts) who wish to participate. Members of the Company are required to allow for ample time for questions from conference call participants. Company CEO's are also required to draft a letter once per month to update investors on the current State of the Company. Both web conference / phone conference call, along with the CEO Letters on the State of the Company will be published on the Company's page at www.AlternativeSecuritiesMarket.com.

- **Corporate Actions** – Companies listed on www.AlternativeSecuritiesMarket.com are required to report certain corporate actions, including dividends, stock splits, reverse splits, name changes, mergers, acquisitions, dissolutions, bankruptcies, liquidations, issuances of any new securities not currently disclosed, any new debts incurred by the Company and any changes in management, atleast TEN DAYS prior to the record date. All of these notices will be listed on the Company page at www.AlternativeSecuritiesMarket.com.

Acknowledgement and Signature.

This Agreement, together with the "New Investor Questionnaire", "User Agreement", "Privacy Policy", "Investor Agreement", "Statement of Understanding of Securities Offered" and "Issuers Obligation to Investor", sets forth the entire understanding and agreement between Alternative Securities Markets Group and yourself, with respect to the subject matters hereof. By signing this agreement below, you state that you understand al the subject matter and terms of this entire agreement.

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Signed

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